Confidential Draft Submitted on September 8, 2017

As filed with the Securities and Exchange Commission on ____, 2017.

Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GraniteShares Platinum Trust
(Exact name of registrant as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o GraniteShares LLC
30 Vesey Street
New York, NY 10007
917-338-0565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

GraniteShares LLC
30 Vesey Street
New York, NY 10007
917-338-0565
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
W. Thomas Conner, Esq.
Vedder Price P.C.
1401 I Street, NW
Suite 1100
Washington, DC 20005
(202) 312-3331

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

GraniteShares Platinum Trust

(1)       Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated [__], 2017

GraniteShares Platinum Trust has made a confidential submission to the Securities and Exchange
Commission as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and Section 3(a)(80) of the Securities Exchange Act of 1934.

PRELIMINARY PROSPECTUS

[__] Shares

GraniteShares Platinum Trust*

*     Principal U.S. Listing Exchange: NYSE Arca

GraniteShares Platinum Trust (the “Trust”) will issue GraniteShares Platinum Shares (“Shares”) which represent units of fractional undivided beneficial interest in the net assets of the Trust. The Trust will seek to reflect generally the performance of the price of platinum. The Trust will seek to reflect such performance before payment of the Trust’s expenses and liabilities. GraniteShares LLC (the “Sponsor”) is the sponsor of the Trust; The Bank of New York Mellon (the “Trustee”) is the trustee of the Trust; and ICBC Standard Bank Plc (the “Custodian”) is the custodian of the Trust. The Trust intends to issue additional Shares on a continuous basis.

The Shares may be purchased from the Trust only in one or more blocks of 15,000 Shares (a block of 15,000 Shares is called a “Basket”). The Trust will issue Shares in Baskets to certain authorized participants (“Authorized Participants”) on an ongoing basis, as described in “Plan of Distribution.” Baskets will be offered continuously at the net asset value for 15,000 Shares on the day that an order to create a Basket is accepted by the Trustee. The net asset value per Share (“NAV”) is calculated by taking the current price of the Trust’s total assets (determined with respect to platinum on the LBMA Platinum Price PM), subtracting any liabilities, and dividing by the total number of Shares outstanding. The offering of the Trust’s Shares is a “best efforts” offering, which means that the Authorized Participants are not required to purchase a specific number or dollar amount of Shares.

Authorized Participants will not receive from the Sponsor, the Trust or any affiliates any fee or other compensation in connection with the offering of the Shares.

Prior to this offering, there has been no public market for the Shares. The Shares will trade on the NYSE Arca (the “Exchange”) under the symbol “[___]” after they are initially purchased by Authorized Participants. It is expected that the Shares will be sold to the public at varying prices to be determined by reference to, among other considerations, the price of platinum and the trading price of the Shares on the Exchange at the time of each sale. The market price of the Shares may be different from the NAV and may trade at a discount or premium. Investors who decide to buy or sell Shares of the Trust will place their trade orders through their brokers and may incur customary brokerage commissions and charges.

Except when aggregated in Baskets, the Shares are not redeemable securities. Baskets are only redeemable by Authorized Participants.

Investing in the Shares involves significant risks. See “Risk Factors” beginning on page [  ].

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the securities offered in this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Trust is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, may elect to comply with certain reduced reporting requirements.

The Shares are neither interests in nor obligations of the Sponsor or the Trustee. The Trust is not an investment company registered under the Investment Company Act of 1940, as amended. The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended.

The initial Basket of Shares was purchased, by an Authorized Purchaser, [_____], as described in “Plan of Distribution.”

	Per Share(1)	Per Basket
Public offering price for the initial Baskets(2)	$[__]	$[__]
(1)	The initial Baskets were created at a per share price equal to the value of 1/10th of an Ounce of platinum on the date of formation of the Trust.
(2)	The initial Authorized Purchaser may receive commissions/fees from investors who purchase shares from the initial Baskets through their commission/fee-based brokerage accounts. The price per Basket that will be paid in the future by the Authorized Participants may be different than the initial Basket price.

The date of this prospectus is [__], 2017.

Table of Contents

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Statement Regarding Forward-Looking Statements

This prospectus includes statements which relate to future events or future performance. In some cases, you can identify such forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that may occur in the future, including such matters as changes in commodity prices and market conditions (for platinum and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses made by the Sponsor on the basis of its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. See “Risk Factors.” Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Moreover, neither the Sponsor, nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust nor the Sponsor undertakes an obligation to publicly update or conform to actual results any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Prospectus Summary

The following is a summary of this prospectus, and while it contains material information about the Trust and the Shares, it does not contain or summarize all of the information about the Trust and the Shares contained in this prospectus that is material and that may be important to you. You should read this entire prospectus, including “Risk Factors” beginning on page [___] before making an investment decision about the Shares. Capitalized terms not defined in this section have the meaning set forth in the Glossary.

Trust Structure, the Sponsor, the Trustee and the Custodian

The Trust was formed in 2017 when an initial deposit of platinum was made in exchange for the issuance of [__] Baskets. The purpose of the Trust is to own platinum transferred to the Trust in exchange for Shares issued by the Trust. Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The assets of the Trust consist primarily of platinum held by the Custodian on behalf of the Trust. However, there may be situations where the Trust will unexpectedly hold cash. For example, a claim may arise against a third party, which is settled in cash. In situations where the Trust unexpectedly receives cash or other assets, no new Shares will be issued until after the record date for the distribution of such cash or other property has passed.

The Sponsor of the Trust is GraniteShares LLC, a Delaware limited liability company. The Shares are not obligations of, and are not guaranteed by the Sponsor, or any of its subsidiaries or affiliates.

The Trust is governed by the provisions of the Depositary Trust Agreement (as amended from time to time, the “Trust Agreement”) executed on [_________], 2017 by the Sponsor and the Trustee.

The Trust issues Shares only in blocks of 15,000 or integral multiples thereof. Baskets of Shares may be redeemed by the Trust in exchange for the amount of platinum corresponding to their redemption value. Individual Shares are not redeemed by the Trust, but are listed and trade on the Exchange under the symbol “[__].” The Trust seeks to reflect generally the performance of the price of platinum. The Trust seeks to reflect such performance before payment of the Trust’s expenses and liabilities. The material terms of the Trust are discussed in greater detail under the section “Description of the Shares and the Trust Agreement.” The Trust is not a registered investment company under the Investment Company Act of 1940 and is not required to register under such act. The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended.

The Sponsor will arrange for the creation of the Trust, the registration of the Shares for their public offering in the United States and the listing of the Shares on the Exchange. The Sponsor has agreed to assume the following expenses incurred by the Trust: the Trustee’s fee (the “Trustee’s Fee”) and its ordinary out-of-pocket expenses, the Custodian’s fee (the “Custodian’s Fee”) and its reimbursable expenses, the Exchange listing fees, SEC registration fees, marketing expenses, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses.

The Trustee is The Bank of New York Mellon and the Custodian is ICBC Standard Bank Plc. The agreements between the Trustee and the Custodian for the custody of the Trust’s platinum are governed by English law.

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The Trustee is responsible for the day-to-day administration of the Trust. The responsibilities of the Trustee include (1) processing orders for the creation and redemption of Baskets; (2) coordinating with the Custodian the receipt and delivery of platinum transferred to, or by, the Trust in connection with each issuance and redemption of Baskets; (3) calculating the net asset value of the Trust on each business day; and (4) selling the Trust’s platinum as needed to cover the Trust’s expenses. For a more detailed description of the role and responsibilities of the Trustee see “Description of the Shares and the Trust Agreement” and “The Trustee.”

The Custodian is responsible for safekeeping the platinum owned by the Trust. The Custodian was selected by the Sponsor and, at the direction of the Sponsor, appointed by the Trustee, and is responsible to the Trustee under the Trust’s platinum custody agreements. The general role and responsibilities of the Custodian are further described in “The Custodian.”

Trust Objective

The objective of the Trust is for the value of the Shares to reflect, at any given time, the value of the assets owned by the Trust at that time less the Trust’s accrued expenses and liabilities as of that time. The Shares are intended to constitute a simple and cost-effective means of making an investment similar to an investment in platinum. An investment in allocated physical platinum bullion requires expensive and sometimes complicated arrangements in connection with the assay, transportation and warehousing of the metal. Traditionally, such expense and complications have resulted in investments in physical platinum bullion being efficient only in amounts beyond the reach of many investors. The Shares have been designed to remove the obstacles represented by the expense and complications involved in an investment in physical platinum bullion, while at the same time having an intrinsic value that reflects, at any given time, the price of the assets owned by the Trust at such time less the Trust expenses and liabilities. Although the Shares are not the exact equivalent of an investment in platinum, they provide investors with an alternative that allows a level of participation in the platinum market through the securities market.

Advantages of investing in the Shares include:

•	Minimal credit risk.

The Shares represent an interest in physical platinum owned by the Trust (other than up to a maximum of 192 ounces of platinum held in unallocated form) and held in physical custody at the Custodian. Physical platinum of the Trust in the Custodian’s possession is not subject to borrowing arrangements with third parties. Other than the platinum temporarily being held in an unallocated platinum account of the Trust in connection with deposits and an amount of platinum comprising less than 192 ounces which may be held in the unallocated platinum account of the Trust on an ongoing basis, the physical platinum of the Trust is not subject to counterparty or credit risks. This contrasts with most other financial products that gain exposure to precious metals through the use of derivatives that are subject to counterparty and credit risks.

•	Backed by platinum held by the Custodian on behalf of the Trust.

The Shares are backed primarily by allocated physical platinum bullion identified as the Trust’s property in the Custodian’s books. The Trust arrangements contemplate that no Shares can be issued unless the corresponding amount of platinum has been deposited into the Trust. Once deposited into the Trust, platinum is only removed from the Trust if (i) sold to pay Trust expenses (such as the Sponsor’s Fee and any other expenses not assumed by the Sponsor) or liabilities to which the Trust may be subject, or (ii) transferred from the Trust’s account to an Authorized Participant’s account in exchange for one or more Baskets of Shares surrendered for redemption.

•	Ease and flexibility of investment.
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Retail investors may purchase and sell Shares through traditional brokerage accounts. Because the amount of platinum corresponding to a Share is significantly less than the minimum amounts of physical platinum bullion that are commercially available for investment purposes, the cash outlay necessary for an investment in Shares should be less than the amount required for currently existing means of investing in physical platinum bullion. Shares are eligible for margin accounts.

•	Relatively cost efficient.

Although the return, if any, of an investment in the Shares is subject to the additional expenses of the Trust, including the Sponsor’s Fee and other costs and expenses not assumed by the Sponsor which would not be incurred in the case of a direct investment in platinum, the Shares may represent a cost-efficient alternative for investors not otherwise in a position to participate directly in the market for allocated physical platinum bullion, because the expenses involved in an investment in allocated physical platinum through the Shares are dispersed among all holders of Shares.

Emerging Growth Company Status

The Trust is an “emerging growth company,” as defined in the JOBS Act. For as long as the Trust is an “emerging growth company,” the Trust may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes–Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in the Trust’s periodic reports, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, the Trust will remain an “emerging growth company” until the earliest of:

•	The last day of the fiscal year during which the Trust has total annual gross revenues of $1 billion;
•	The last day of the fiscal year following the fifth anniversary of the completion of this offering;
•	The date on which the Trust has, during the previous three-year period, issued more than $1 billion in non-convertible debt; and
•	The date on which the Trust is deemed to be a “large accelerated filer” (i.e., an issuer that (1) has more than $700 million in outstanding equity held by non-affiliates and (2) has been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for at least 12 calendar months and has filed at least one annual report on Form 10-K.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. The Trust is choosing to opt out of this extended transition period and, as a result, the Trust will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that the Trust’s decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

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Principal Offices

The Sponsor’s office is located at 30 Vesey Street, New York, New York 10007. The Trustee has a Trust office at 2 Hanson Place, 9th Floor, Brooklyn, New York 11217. The Custodian’s office is located at 20 Gresham Street, London, EC2V 7JE, United Kingdom.

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The Offering

Offering	The Shares represent units of fractional undivided beneficial interest in the net assets of the Trust.
Use of proceeds	Proceeds received by the Trust from the issuance and sale of Baskets, including the [__] Baskets issued to the initial Authorized Participant, which is [_______], in connection with the formation of the Trust, and the Shares (as described on the front page of this prospectus) will consist of platinum deposits and, possibly from time to time, cash. Pursuant to the Trust Agreement, during the life of the Trust such proceeds will only be (1) held by the Trust, (2) distributed to Authorized Participants in connection with the redemption of Baskets, or (3) disbursed or sold as needed to pay the Trust’s ongoing expenses.
Exchange symbol	[__]
CUSIP	[__]
Creation and redemption	The Trust expects to issue and redeem Baskets of Shares on a continuous basis. Baskets of Shares will only be issued or redeemed in exchange for an amount of platinum determined by the Trustee on each day that the Exchange is open for regular trading. No Shares will be issued unless the Custodian has allocated to the Trust’s account the corresponding amount of platinum. Initially, a Basket will require delivery of 1,500 Ounces of platinum. The amount of platinum necessary for the creation of a Basket, or to be received upon redemption of a Basket, will decrease over the life of the Trust, due to the payment or accrual of fees and other expenses or liabilities payable by the Trust. Baskets may be created or redeemed only by Authorized Participants, who will pay the Trustee a transaction fee for each order to create or redeem Baskets. See “Description of the Shares and the Trust Agreement” for more details.
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Net Asset Value	The net asset value of the Trust will be obtained by subtracting the Trust’s expenses and liabilities on any day from the value of the platinum owned by the Trust on that day; the NAV per Share will be obtained by dividing the net asset value of the Trust on a given day by the number of Shares outstanding on that day. On each day on which the Exchange is open for regular trading, the Trustee will determine the net asset value of the Trust and the NAV per Share as promptly as practicable after 4:00 p.m. (New York time). The Trustee will value the Trust’s platinum on the basis of LBMA Platinum Price PM. If there is no LBMA Platinum Price PM on any day, the Trustee is authorized to use the LBMA Platinum Price AM announced on that day. If neither price is available for that day, the Trustee will value the Trust’s platinum based on the most recently announced LBMA Platinum Price PM or LBMA Platinum Price AM. If the Sponsor determines that such price is inappropriate to use, the Sponsor will identify an alternate basis for evaluation to be employed by the Trustee. Further, the Sponsor may instruct the Trustee to use on an on-going basis a different publicly available price which the Sponsor determines to fairly represent the commercial value of the Trust’s platinum. See “The Trust—Valuation of Platinum; Computation of Net Asset Value.”
Trust Expenses	The Trust’s only ordinary recurring expense is expected to be the remuneration due to the Sponsor (the “Sponsor’s Fee”). In exchange for the Sponsor’s Fee, the Sponsor has agreed to assume the following expenses of the Trust: the Trustee’s Fee and its ordinary out-of-pocket expenses, the Custodian’s Fee and its reimbursable expenses, the Exchange listing fees, SEC registration fees, marketing expenses, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses. The Sponsor’s Fee is accrued daily at an annualized rate equal to [____]% of the net asset value of the Trust and is payable monthly in arrears. The Sponsor may, at its discretion and from time to time, waive all or a portion of the Sponsor’s Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. Presently, the Sponsor does not intend to waive any part of its fee. The Trustee from time to time may sell platinum in such quantities as may be necessary to permit the payment of the Sponsor’s Fee and other Trust expenses and liabilities not assumed by the Sponsor. The Trustee will endeavor to sell platinum at such times and in the smallest amounts required to permit such payments as they become due, it being the intention to avoid or minimize the Trust’s holdings of assets other than platinum. Accordingly, the amount of platinum to be sold may vary from time to time depending on the level of the Trust’s expenses and liabilities and the market price of platinum. See “The Trust—Trust Expenses” and “Description of the Shares and the Trust Agreement—Trust Expenses and Platinum Sales.”
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Federal Income Tax Considerations	Owners of Shares are treated, for U.S. federal income tax purposes, as if they owned a corresponding share of the assets of the Trust. They are also viewed as if they directly received a corresponding share of any income of the Trust, or as if they had incurred a corresponding share of the expenses of the Trust. Consequently, each sale of platinum by the Trust constitutes a taxable event to owners of beneficial interests in the Shares (“Shareholders”). See “United States Federal Income Tax Consequences—Taxation of U.S. Shareholders” and “ERISA and Related Considerations.”
Voting Rights	Owners of Shares have the right to vote in limited circumstances, i.e., causing the Trustee to cure a material breach by the Trustee under the Trust Agreement, or requiring the Trustee to terminate the Trust Agreement. See “Description of the Shares and the Trust Agreement—Voting Rights.”
Suspension of Issuance,
Transfers and Redemptions	The Trustee may, and upon direction of the Sponsor will, generally suspend the delivery of Shares against deposits of platinum or the registration of transfer of Shares or refuse a particular delivery or transfer (i) during any period when the Trustee’s transfer books are closed, (ii) if the Custodian has informed the Trustee and the Sponsor that it is unable to allocate platinum to the Trust Allocated Account or (iii) if any such action is otherwise deemed necessary or advisable by the Sponsor for any reason in its sole discretion. Redemptions may be suspended only (i) during any period in which regular trading on the Exchange is suspended or restricted, or the Exchange is closed, or (ii) during an emergency as a result of which delivery, disposal or evaluation of platinum is not reasonably practicable. See “Description of the Shares and the Trust Agreement—Redemption of Baskets.”
Limitation on Liability

The Sponsor and the Trustee:

•

are only obligated to take the actions specifically set forth in the Trust Agreement without gross negligence, willful misconduct or bad faith;

•

are not liable for the exercise of discretion permitted under the Trust Agreement; and

•

have no obligation to prosecute any lawsuit or other proceeding on behalf of the Shareholders or any other person.

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See “Description of the Shares and the Trust Agreement—The Sponsor (Liability of the Sponsor and indemnification)” and “The Trustee (Limitation on Trustee’s liability).”
Termination events

The Trustee will terminate the Trust Agreement if:

•

the Trustee is notified that the Shares are delisted from the Exchange and are not approved for listing on another national securities exchange within five business days of their delisting;

•

Shareholders acting in respect of at least 75% of the outstanding Shares notify the Trustee that they elect to terminate the Trust;

•

60 days have elapsed since the Trustee notified the Sponsor of the Trustee’s election to resign or since the Sponsor removed the Trustee, and a successor trustee has not been appointed and accepted its appointment;

•

any sole Custodian then acting resigns or is removed and no successor custodian has been employed within 60 days of such resignation or removal;

•

the SEC determines that the Trust is an investment company under the Investment Company Act of 1940, as amended, and the Trustee has actual knowledge of that determination;

•

the U.S. Commodity Futures Trading Commission (the “CFTC”) determines that (i) the Trust is a commodity pool under the Commodity Exchange Act of 1936 (the “CEA”); and/or (ii) the Shares constitute “commodity interests”, as defined by the CFTC in CFTC Regulation 1.3(yy) and the Trustee has actual knowledge of that determination;

•

the aggregate market capitalization of the Trust, based on the closing price for the Shares, is less than [__] million (as adjusted for inflation by reference to the U.S. Consumer Price Index) at any time more than 18 months after the Trust’s formation, and the Trust receives, within 6 months after the last trading date on which such capitalization was less than [__] million, notice from the Sponsor of its decision to terminate the Trust;

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•

the Trust fails to qualify for treatment, or ceases to be treated, as a grantor trust under the United States Internal Revenue Code of 1986, as amended (the “Code”), or under any comparable provision of any other jurisdiction where such treatment is sought, and the Trustee receives notice that the Sponsor has determined that the termination of the Trust is advisable; or

•

60 days have elapsed since DTC ceases to act as depository with respect to the Shares and the Sponsor has not identified another depository which is willing to act in such capacity.

If the Sponsor resigns without appointing a successor sponsor, or is dissolved or has ceased to exist as a legal entity for any reason or is deemed to have resigned because (1) it fails to undertake or perform, or becomes incapable of undertaking or performing, any of the duties required by the Trust Agreement, and such failure or incapacity is not cured, or (2) the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Trustee may, among other actions, terminate and liquidate the Trust.

See “Description of the Shares and the Trust Agreement—Amendment and Termination.” After termination of the Trust, the Trustee will deliver Trust property to Authorized Participants upon surrender and cancellation of Shares and, at least 60 days after termination, may sell any remaining Trust property in a private or public sale, and hold the proceeds, uninvested and in a non-interest bearing account, for the benefit of the holders who have not surrendered their Shares for cancellation. See “Description of the Shares and the Trust Agreement—Amendment and Termination.”
Authorized Participants	Baskets may be created or redeemed only by Authorized Participants. Each Authorized Participant must be a registered broker-dealer or other securities market participant, a participant in DTC, have entered into an agreement with the Trustee and the Sponsor (the “Authorized Participant Agreement”) and have established a platinum unallocated account with the Custodian or another LBMA-approved platinum-clearing bank. The Authorized Participant Agreement provides the procedures for the creation and redemption of Baskets and for the delivery of platinum in connection with such creations or redemptions. A list of the current Authorized Participants can be obtained from the Trustee or the Sponsor.
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Clearance and settlement	The Shares are issued in book-entry form only. Transactions in Shares clear through the facilities of DTC. Investors may hold their Shares through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.

Summary Financial Condition

As of the date of the formation of the Trust and the date the initial Authorized Participant deposited [_____] Ounces of platinum into the Trust, the net asset value of the Trust, which represents the value of the platinum deposited into the Trust in exchange for the initial Baskets, was [$____] and the NAV per Share was [$____].

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Risk Factors

Before making an investment decision, you should consider carefully the risks described below, as well as the other information included in this prospectus

The value of the Shares relates directly to the value of the platinum held by the Trust and fluctuations in the price of platinum could materially adversely affect an investment in the Shares.

The Shares are designed to mirror as closely as possible the performance of the price of platinum bullion, and the value of the Shares relates directly to the value of the platinum held by the Trust, less the Trust’s liabilities (including estimated accrued but unpaid expenses). The price of platinum has fluctuated widely over the past several years. Several factors may affect the price of platinum, including:

•	Global platinum supply, which is influenced by such factors as production and cost levels in major platinum producing countries such as South Africa. Recycling, autocatalyst demand, industrial demand, jewelry demand and investment demand are also important drivers of platinum supply and demand;
•	Investors’ expectations with respect to the rate of inflation;
•	Currency exchange rates;
•	Interest rates;
•	Investment and trading activities of hedge funds and commodity funds; and
•	Global or regional political, economic or financial events and situations.

In addition, investors should be aware that there is no assurance that platinum will maintain its long-term value in terms of purchasing power in the future. In the event that the price of platinum declines, the Sponsor expects the value of an investment in the Shares to decline proportionately.

As the Sponsor has no history of operating an investment vehicle like the Trust, its experience may be inadequate or unsuitable to manage the Trust.

The Sponsor has no history of past performance in operating an investment vehicle like the Trust. The past performances of the Sponsor’s management in other positions are no indication of their ability to manage an investment vehicle such as the Trust. If the experience of the Sponsor and its management is not adequate or suitable to manage an investment vehicle such as the Trust, the operations of the Trust may be adversely affected.

Actual or perceived disruptions in the processes used to determine the new LBMA Platinum Prices, or lack of confidence in that benchmark, may adversely affect the return on your investment in the Shares (if any).

Because the objective of the Trust is to reflect the performance of the price of platinum, any disruptions affecting the processes related to how the market determines the price of platinum will have an effect on the value of the Shares. On December 1, 2014, the London Fix was discontinued, and the LBMA Platinum Prices became the new daily prices of platinum determined and disseminated shortly after 9:45 p.m. and 2:00 p.m. London time respectively on each day that the London platinum market is open for business.

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The LBMA Platinum Price AM or PM is determined through an electronic, auction-based mechanism administered by the London Metal Exchange (LME). While these features may be improvements over the discontinued London Fix, investors should keep in mind that electronic markets are not exempt from failures, as the experiences of the initial public offerings of Facebook and BATS Global Markets illustrate. In addition, electronic trading platforms may be subject to influence by high-frequency traders with results that are highly contested by the industry, regulators and market observers.

As of the date of this prospectus, the LBMA Platinum Prices AM and PM have been subjected to the test of actual trading markets for over two years. As with any innovation, it is possible that electronic failures or other unanticipated events may occur that could result in delays in the announcement of, or the inability of the system to produce, an LBMA Platinum Price AM or PM on any given day. Furthermore, if a perception were to develop that the LBMA Platinum Price AM or PM is vulnerable to manipulation attempts, or if the proceedings surrounding the determination and publication of the LBMA Platinum Price AM or PM were seen as unfair, biased or otherwise compromised by the markets, the behavior of investors and traders in platinum may change, and those changes may have an effect on the price of platinum (and, consequently, the value of the Shares). In any of these circumstances, the intervention of extraneous events disruptive of the normal interaction of supply and demand of platinum at any given time, may result in distorted prices and losses on an investment in the Shares that, but for such extraneous events, might not have occurred.

Other effects of disruptions in the determination of the LBMA Platinum Price AM or PM on the operations of the Trust include the potential for an incorrect valuation of the Trust’s platinum, an inaccurate computation of the Sponsor’s Fee, and the sales of platinum to cover Trust expenses at prices that do not accurately reflect the fundamentals of the platinum market. Each of these events could have an adverse effect on the value of the Shares.

As of the date of this prospectus, the Sponsor has no reason to believe that the LBMA Platinum Price AM or PM will not fairly represent the price of the platinum held by the Trust. Should this situation change, the Sponsor expects to use the powers granted by the Trust’s governing documents to seek to replace the LBMA Platinum Price AM or PM with a more reliable indicator of the value of the Trust’s platinum. There is no assurance that such alternative value indicator will be identified, or that the process of changing from the LBMA Platinum Price AM or PM to a new benchmark price will not adversely affect the price of the Shares.

The amount of platinum represented by each Share will decrease over the life of the Trust due to the sales of platinum necessary to pay the Sponsor’s Fee and Trust expenses. Without increases in the price of platinum sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Although the Sponsor has agreed to assume all organizational and certain ordinary expenses incurred by the Trust, not all Trust expenses have been assumed by the Sponsor. For example, any taxes and other governmental charges that may be imposed on the Trust’s property will not be paid by the Sponsor. As part of its agreement to assume some of the Trust’s ordinary administrative expenses, the Sponsor has agreed to pay legal fees and expenses of the Trust not in excess of $100,000 per annum. Any legal fees and expenses in excess of that amount will be the responsibility of the Trust.

Because the Trust does not have any income, it needs to sell platinum to cover expenses not assumed by the Sponsor. The Trust may also be subject to other liabilities (for example, as a result of litigation) which have also not been assumed by the Sponsor. The only source of funds to cover those liabilities will be sales of platinum held by the Trust. Even if there are no expenses other than those assumed by the Sponsor, and there are no other liabilities of the Trust, the Trustee will still need to sell platinum to pay the Sponsor’s Fee. The result of these sales is a decrease in the amount of platinum represented by each Share. New deposits of platinum, received in exchange for new Shares issued by the Trust, do not reverse this trend.

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A decrease in the amount of platinum represented by each Share results in a decrease in its price even if the price of platinum has not changed. To retain the Share’s original price, the price of platinum has to increase. Without that increase, the lesser amount of platinum represented by the Share will have a correspondingly lower price. If these increases do not occur, or are not sufficient to counter the lesser amount of platinum represented by each Share, you will sustain losses on your investment in Shares.

An increase in the Trust expenses not assumed by the Sponsor, or the existence of unexpected liabilities affecting the Trust, will force the Trustee to sell larger amounts of platinum, and will result in a more rapid decrease of the amount of platinum represented by each Share and a corresponding decrease in its value. The sale of the Trust’s platinum to pay expenses not assumed by the Sponsor or unexpected liabilities affecting the Trust, at a time of low platinum prices could adversely affect the value of the Shares.

Crises may motivate large-scale sales of platinum which could decrease the price of platinum and adversely affect an investment in the Shares.

The possibility of large-scale distress sales of platinum in times of crisis may have a short-term negative impact on the price of platinum and adversely affect an investment in the Shares. For example, the 2008 financial credit crisis resulted in significantly depressed prices of platinum largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair platinum’s price performance which would, in turn, adversely affect an investment in the Shares.

Several factors may have the effect of causing a decline in the prices of platinum and a corresponding decline in the price of Shares. Among them:

•	Autocatalysts, automobile components that use platinum accounted for approximately 40% of the global demand in platinum in 2017. Should global automobile sales decline, the demand for platinum may fall and impact the price of platinum and affect the price of the Shares.
•	A significant increase in platinum hedging activity by platinum producers. Should there be an increase in the level of hedge activity of platinum producing companies, it could cause a decline in world platinum prices, adversely affecting the price of the Shares.
•	A significant change in the attitude of speculators, investors and central banks towards platinum. Should the speculative community take a negative view towards platinum or central banking authorities determine to sell national platinum reserves, either event could cause a decline in world platinum prices, negatively impacting the price of the Shares.
•	To the extent existing exchange traded vehicles (“ETVs”) tracking platinum markets represent a significant proportion of demand for physical platinum bullion, large redemptions of the securities of these ETVs could negatively affect physical platinum bullion prices and the price and NAV of the Shares.
•	A widening of interest rate differentials between the cost of money and the cost of platinum could negatively affect the price of platinum which, in turn, could negatively affect the price of the Shares.
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•	A combination of rising money interest rates and a continuation of the current low cost of borrowing platinum could improve the economics of selling platinum forward. This could result in an increase in hedging by platinum mining companies and short selling by speculative interests, which would negatively affect the price of platinum. Under such circumstances, the price of the Shares would be similarly affected.

The Trust is a passive investment vehicle. This means that the value of your Shares may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

The Trustee does not actively manage the platinum held by the Trust. This means that the Trustee does not sell platinum at times when its price is high, or acquire platinum at low prices in the expectation of future price increases. It also means that the Trustee does not make use of any of the hedging techniques available to professional platinum investors to attempt to reduce the risks of losses resulting from price decreases. Any losses sustained by the Trust will adversely affect the value of your Shares.

The price received upon the sale of Shares may be less than the value of the platinum represented by them.

The result obtained by subtracting the Trust’s expenses and liabilities on any day from the price of the platinum owned by the Trust on that day is the net asset value of the Trust which, when divided by the number of Shares outstanding on that day, results in the NAV per Share.

Shares may trade at, above or below their NAV. The NAV will fluctuate with changes in the market value of the Trust’s assets. The trading prices of Shares will fluctuate in accordance with changes in their NAVs as well as market supply and demand. The amount of the discount or premium in the trading price relative to the NAV may be influenced by non-concurrent trading hours between the major platinum markets and the Exchange. While the Shares will trade on the Exchange until 4:00 p.m. (New York time), liquidity in the market for platinum will be reduced after the close of the major world platinum markets, including London, Zurich and COMEX. As a result, during this time, trading spreads, and the resulting premium or discount on Shares, may widen.

The Trust may be forced to sell platinum earlier than anticipated if expenses are higher than expected.

The Trust may be forced to sell physical platinum earlier than anticipated if the Trust’s expenses are higher than estimated. Such accelerated sales may result in a reduction of the NAV and the value of the Shares.

Because the Trust is not a diversified investment, it may be more volatile than other investments.

An investment in the Trust is not intended as a complete investment plan. Because the Trust principally only holds physical platinum, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio. Accordingly, the NAV may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time. An investment in the Trust may be deemed speculative and is not intended as a complete investment program; therefore investors should review closely the objective and strategy, the investment and operating restrictions and the redemption provisions of the Trust as outlined herein and familiarize themselves with the risks associated with an investment in the Trust.

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The liquidation of the Trust may occur at a time when the disposition of the Trust’s platinum will result in losses to investors in Shares.

The Trust may have a limited duration. If certain events occur, at any time, the Trustee will have to terminate the Trust. See “Description of the Shares and the Trust Agreement—Amendment and Termination” for more information about the termination of the Trust, including when events outside the control of the Sponsor, the Trustee or the Shareholders may prompt the Trust’s termination.

Upon termination of the Trust, the Trustee will sell platinum in the amount necessary to cover all expenses of liquidation, and to pay any outstanding liabilities of the Trust. The remaining platinum will be distributed among Authorized Participants surrendering Shares. Any platinum remaining in the possession of the Trustee after 60 days may be sold by the Trustee and the proceeds of the sale will be held by the Trustee until claimed by any remaining holders of Shares. Sales of platinum in connection with the liquidation of the Trust at a time of low prices will likely result in losses, or adversely affect your gains, on your investment in Shares.

There may be situations where an Authorized Participant is unable to redeem a Basket of Shares. To the extent the value of platinum decreases, these delays may result in a decrease in the value of the platinum the Authorized Participant will receive when the redemption occurs, as well as a reduction in liquidity for all Shareholders in the secondary market.

Although Shares surrendered by Authorized Participants in Basket-size aggregations are redeemable in exchange for the underlying amount of platinum, redemptions may be suspended during any period while regular trading on the Exchange is suspended or restricted, or in which an emergency exists that makes it reasonably impracticable to deliver, dispose of, or evaluate platinum. If any of these events occurs at a time when an Authorized Participant intends to redeem Shares, and the price of platinum decreases before such Authorized Participant is able again to surrender Shares for redemption, such Authorized Participant will sustain a loss with respect to the amount that it would have been able to obtain in exchange for the platinum received from the Trust upon the redemption of its Shares, had the redemption taken place when such Authorized Participant originally intended it to occur. As a consequence, Authorized Participants may reduce their trading in Shares during periods of suspension, decreasing the number of potential buyers of Shares in the secondary market and, therefore, decreasing the price a Shareholder may receive upon sale.

The liquidity of the Shares may also be affected by the withdrawal from participation of Authorized Participants.

In the event that one or more Authorized Participants that have substantial interests in Shares withdraw from participation, the liquidity of the Shares will likely decrease which could adversely affect the market price of the Shares and result in your incurring a loss on your investment.

The Trust is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Shares less attractive to investors.

The Trust is an “emerging growth company” as defined in the JOBS Act. For as long as the Trust continues to be an emerging growth company it may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging public companies, which include, among other things:

•	Exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act;
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•	Reduced disclosure obligations regarding executive compensation in the Trust’s periodic reports;
•	Exemption from the requirements of holding non-binding shareholder votes on executive compensation arrangements; and
•	Exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless otherwise determined by the SEC, any new audit rules adopted by the Public Company Accounting Oversight Board.

The Trust could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after its initial public offering, or until the earliest of (1) the last day of the fiscal year in which it has annual gross revenue of $1 billion or more, (2) the date on which it has, during the previous three year period, issued more than $1 billion in non-convertible debt or (3) the date on which it is deemed to be a large accelerated filer under the federal securities laws. The Trust will qualify as a large accelerated filer as of the first day of the first fiscal year after it has (A) more than $700 million in outstanding equity held by nonaffiliates and (B) been public for at least 12 months. The value of the Trust’s outstanding equity will be measured each year on the last day of its second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. However, the Trust has chosen to opt out of this extended transition period for complying with new or revised accounting standards. Section 107 of the JOBS Act provides that the decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Trust cannot predict if investors will find an investment in the Trust less attractive if it relies on these exemptions.

Authorized Participants with large holdings may choose to terminate the Trust.

Holders of 75% of the Shares have the power to terminate the Trust. This power may be exercised by a relatively small number of holders. If it is so exercised, investors who wished to continue to invest in platinum through the vehicle of the Trust will have to find another vehicle, and may not be able to find another vehicle that offers the same features as the Trust.

The lack of an active trading market for the Shares may result in losses on your investment at the time of disposition of your Shares.

Although Shares are listed for trading on the Exchange, you should not assume that an active trading market for the Shares will develop or be maintained. If you need to sell your Shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price you receive for your Shares (assuming you are able to sell them).

If the process of creation and redemption of Baskets encounters any unanticipated difficulties, the possibility for arbitrage transactions intended to keep the price of the Shares closely linked to the price of platinum may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

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If the processes of creation and redemption of Shares (which depend on timely transfers of platinum to and by the Custodian) encounter any unanticipated difficulties, potential market participants, such as the Authorized Participants and their customers, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying platinum may not take the risk that, as a result of those difficulties, they may not be able to realize the profit they expect. If this is the case, the liquidity of the Shares may decline and the price of the Shares may fluctuate independently of the price of platinum and may fall or otherwise diverge from NAV.

As an owner of Shares, you will not have the rights normally associated with ownership of other types of shares.

Shares are not entitled to the same rights as shares issued by a corporation. By acquiring Shares, you are not acquiring the right to elect directors, to receive dividends, to vote on certain matters regarding the issuer of your Shares or to take other actions normally associated with the ownership of shares of a corporation. You will only have the limited rights described under “Description of the Shares and the Trust Agreement.”

As an owner of Shares, you will not have the protections normally associated with ownership of shares in an investment company registered under the Investment Company Act of 1940, or the protections afforded by the Commodity Exchange Act of 1936.

The Trust is not registered as an investment company for purposes of United States federal securities laws, and is not subject to regulation by the SEC as an investment company. Consequently, the owners of Shares do not have the regulatory protections provided to investors in registered investment companies. For example, the provisions of the Investment Company Act that limit transactions with affiliates, prohibit the suspension of redemptions (except under certain limited circumstances) or limit sales loads, among others, do not apply to the Trust.

The Trust does not hold or trade in commodity futures contracts, “commodity interests”, or any other instruments regulated by the CEA, as administered by the CFTC and the National Futures Association (the “NFA”). Furthermore, the Trust is not a commodity pool for purposes of the CEA and the Shares are not “commodity interests”. Consequently, the Trustee and Sponsor are not subject to registration as commodity pool operators or commodity trading advisors with respect to the Trust or the Shares. The owners of Shares do not receive the CEA disclosure document and certified annual report required to be delivered by a registered commodity pool operator or a commodity trading advisor with respect to the Trust, and the owners of Shares do not have the regulatory protections provided to investors in commodity pools operated by registered commodity pool operators or advised by commodity trading advisors.

The value of the Shares will be adversely affected if platinum owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss.

The Custodian is responsible to the Trust for loss or damage to the Trust’s platinum only under limited circumstances. The agreements with the Custodian contemplate that the Custodian will be responsible to the Trust only if it acts with negligence, fraud or in willful default of its obligations under those agreements. The Custodian’s liability will not exceed the market value of the platinum credited to the Trust Unallocated Account and the Trust Allocated Account at the time such negligence, fraud or willful default is either discovered by or notified to the Custodian (such market value calculated using the nearest available LBMA Platinum Price PM following the occurrence of such negligence, fraud or willful default), provided that, in the case of such discovery by or notification to the Custodian, the Custodian notifies the Sponsor and the Trustee promptly after any discovery of such negligence, fraud or willful default. Furthermore, the Custodian is not liable for any delay in performance, or for the non-performance, of any of its obligations under the Custody Agreements by reason of any cause beyond the Custodian’s reasonable control, including any act of God or war or terrorism, any breakdown, malfunction or failure of, or connected with, any communication, computer, transmission, clearing or settlement facilities, industrial action, or acts, rules and regulations of any governmental or supra national bodies or authorities or any relevant regulatory or self-regulatory organization.

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In addition, because the Custody Agreements are governed by English law, the holders of the Shares may have no rights against the Custodian and any rights they may have against the Custodian will be different from, and may be more limited than, those that could have been available to them under the laws of a different jurisdiction. The choice of English law to govern the Custody Agreements, however, is not expected to affect any rights that the holders of the Shares may have against the Trust or the Trustee.

Moreover, the Trust may not be in a position to recover insurance proceeds in the event of any loss with respect to its platinum. The Trust does not insure its platinum. The Custodian maintains insurance with regard to its business on such terms and conditions as it considers appropriate, which does not cover the full amount of platinum held in custody. The Trust is not a beneficiary of any such insurance and does not have the ability to dictate the existence, nature or amount of coverage. Therefore, Shareholders cannot be assured that the Custodian will maintain adequate insurance or any insurance with respect to the platinum held by the Custodian on behalf of the Trust. The Custodian and the Trustee do not require any direct or indirect subcustodians to be insured or bonded with respect to their custodial activities or in respect of the platinum held by them on behalf of the Trust. Consequently, a loss may be suffered with respect to the Trust’s platinum which is not covered by insurance and for which no person is liable in damages.

Any loss of platinum owned by the Trust will result in a corresponding loss in the net asset value of the Trust and it is reasonable to expect that such loss will also result in a decrease in the value at which the Shares are traded on the Exchange.

Although the relationship between the Custodian and the Trustee concerning the Trust’s allocated platinum is expressly governed by English law, a court hearing any legal dispute concerning that arrangement may disregard that choice of law and apply U.S. law, in which case the ability of the Trust to seek legal redress against the Custodian may be frustrated.

The obligations of the Custodian under the Custody Agreements are governed by English law. The Trust is a New York common law trust. Any United States, New York or other court situated in the United States may have difficulty interpreting English law (which, insofar as it relates to custody arrangements, is largely derived from court rulings rather than statute), The London Platinum and Palladium Market (LPPM) rules or the customs and practices in the London custody market. It may be difficult or impossible for the Trust to sue the Custodian in a United States, New York or other court situated in the United States. In addition, it may be difficult, time consuming and/or expensive for the Trust to enforce in a foreign court a judgment rendered by a United States, New York or other court situated in the United States.

Shareholders and Authorized Participants lack the right under the Custody Agreements to assert claims directly against the Custodian, which significantly limits their options for recourse.

Neither the Shareholders nor any Authorized Participant will have a right under the Custody Agreements to assert a claim of the Trustee against the Custodian. Claims under the Custody Agreements may only be asserted by the Trustee on behalf of the Trust.

Platinum held in the Trust Unallocated Account and any Authorized Participant’s unallocated platinum account will not be segregated from the Custodian’s assets. If the Custodian becomes insolvent, its assets may not be adequate to satisfy a claim by the Trust or any Authorized Participant. In addition, in the event of the Custodian’s insolvency, there may be a delay and costs incurred in identifying the platinum bars held in the Trust Allocated Account.

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Platinum which is part of a deposit for a purchase order or part of a redemption distribution will be held for a time in the Trust Unallocated Account and, previously or subsequently in, the unallocated platinum account of the purchasing or redeeming Authorized Participant. During those times, the Trust and the Authorized Participant, as the case may be, will have no proprietary rights to any specific bars of platinum held by the Custodian and will each be an unsecured creditor of the Custodian with respect to the amount of platinum held in such unallocated accounts. In addition, if the Custodian fails to allocate the Trust’s platinum in a timely manner, in the proper amounts or otherwise in accordance with the terms of the Trust Unallocated Account Agreement, or if a subcustodian fails to so segregate platinum held by it on behalf of the Trust, unallocated platinum will not be segregated from the Custodian’s assets, and the Trust will be an unsecured creditor of the Custodian with respect to the amount so held in the event of the insolvency of the Custodian. In the event the Custodian becomes insolvent, the Custodian’s assets might not be adequate to satisfy a claim by the Trust or the Authorized Participant for the amount of platinum held in their respective unallocated platinum accounts.

In the event of the insolvency of the Custodian, a liquidator may seek to freeze access to the platinum held in all of the accounts held by the Custodian, including the Trust Allocated Account. Although the Trust would retain legal title to the allocated platinum bars, the Trust could incur expenses in connection with obtaining control of the allocated platinum bars, and the assertion of a claim by such liquidator for unpaid fees could delay creations and redemptions of Baskets.

From time to time subcustodians may be employed by the Custodian to provide temporary custody and safekeeping of the Trust’s platinum. The obligations of any subcustodian of the Trust’s platinum are not determined by contractual arrangements but by LPPM rules and London bullion market customs and practices, which may prevent the Trust’s recovery of damages for losses on its platinum custodied with subcustodians.

Allocated platinum may be held by one or more subcustodians appointed by the Custodian, or employed by the subcustodians appointed by the Custodian, until it is transported to the Custodian’s London vault premises. Under the Trust Allocated Account Agreement, except for an obligation on the part of the Custodian to use commercially reasonable efforts to obtain delivery of the Trust’s platinum bars from any subcustodians appointed by the Custodian, the Custodian is not liable for the acts or omissions of its subcustodians unless the selection of such subcustodians was made negligently or in bad faith. There are expected to be no written contractual arrangements between subcustodians that hold the Trust’s platinum bars and the Trustee or the Custodian, because traditionally such arrangements are based on the LPPM’s rules and on the customs and practices of the London bullion market. In the event of a legal dispute with respect to or arising from such arrangements, it may be difficult to define such customs and practices. The LPPM’s rules may be subject to change outside the control of the Trust. Under English law, neither the Trustee nor the Custodian would have a supportable breach of contract claim against a subcustodian for losses relating to the safekeeping of platinum. If the Trust’s platinum bars are lost or damaged while in the custody of a subcustodian, the Trust may not be able to recover damages from the Custodian or the subcustodian.

Because neither the Trustee nor the Custodian oversees or monitors the activities of subcustodians who may temporarily hold the Trust’s platinum bars until transported to the Custodian’s London vault, failure by the subcustodians to exercise due care in the safekeeping of the Trust’s platinum bars could result in a loss to the Trust.

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Under the Trust Allocated Account Agreement, the Custodian agreed that it will hold all of the Trust’s platinum bars in its own vault premises except when the platinum bars have been allocated in a vault other than the Custodian’s vault premises, and in such cases the Custodian agreed that it will use commercially reasonable efforts promptly to transport the platinum bars to the Custodian’s vault, at the Custodian’s cost and risk. Nevertheless, there may be periods of time when some portion of the Trust’s platinum bars will be held by one or more subcustodians appointed by the Custodian or by a subcustodian of such subcustodian.

The Custodian is required under the Trust Allocated Account Agreement to use reasonable care in appointing its subcustodians but otherwise has no other responsibility in relation to the subcustodians appointed by it. These subcustodians may in turn appoint further subcustodians, but the Custodian is not responsible for the appointment of these further subcustodians. The Custodian does not undertake to monitor the performance by subcustodians of their custody functions or their selection of further subcustodians. The Trustee does not undertake to monitor the performance of any subcustodian. Furthermore, the Trustee may have no right to visit the premises of any subcustodian for the purposes of examining the Trust’s platinum bars or any records maintained by the subcustodian, and no subcustodian will be obligated to cooperate in any review the Trustee may wish to conduct of the facilities, procedures, records or creditworthiness of such subcustodian.

In addition, the ability of the Trustee to monitor the performance of the Custodian may be limited because under the Custody Agreements the Trustee has only limited rights to visit the premises of the Custodian for the purpose of examining the Trust’s platinum bars and certain related records maintained by the Custodian.

The value of the Shares will be adversely affected if any services provided to the Trust by the Sponsor, the Custodian or the Trustee are suddenly or unexpectedly terminated.

Upon the sudden or unexpected termination, resignation or removal of any service provider to the Trust, it is possible that a comparable replacement service provider will be available or able to be appointed without material delay. Any such unavailability or delay could cause the Trustee to expend assets of the Trust and consequently, the NAV of the Shares, in finding a replacement service provider.

The value of the Shares will be adversely affected if the Trust is required to indemnify the Sponsor, the Trustee, or the Custodian as contemplated in the Trust Agreement and the Custody Agreements.

Under the Trust Agreement, the Sponsor and the Trustee each have the right to be indemnified from the Trust for any liability or expense it incurs without gross negligence, bad faith, willful misconduct or willful malfeasance on its part. Similarly, the Custody Agreements provide for indemnification of the Custodian by the Trust under certain circumstances. This means that it may be necessary to sell assets of the Trust in order to cover losses or liability suffered by the Sponsor, the Trustee or the Custodian. Any sale of that kind would reduce the net asset value of the Trust and the value of the Shares.

The service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust, which could adversely affect the value of net assets of the Trust.

The Trustee, the Custodian and other service providers engaged by the Trust maintain such insurance as they deem adequate with respect to their respective businesses. Investors cannot be assured that any of the aforementioned parties will maintain any insurance with respect to the Trust’s assets held or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

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The Sponsor and its affiliates manage other funds, including those that invest in physical platinum bullion or other precious metals, and conflicts of interest may occur, which may reduce the value of the net assets of the Trust, the NAV and the trading price of the Shares.

The Sponsor or its affiliates and associates currently engage in, and may in the future engage, in the promotion, management or investment management of other accounts, funds or trusts that invest primarily in physical platinum bullion or other precious metals. Although officers and professional staff of the Sponsor’s management intend to devote as much time to the Trust as is deemed appropriate to perform their duties, the Sponsor’s management may allocate their time and services among the Trust and the other accounts, funds or trusts. The Sponsor will provide any such services to the Trust on terms not less favorable to the Trust than would be available from a non-affiliated party.

The Trust may have to meet certain indemnification obligations which could affect the value of the Shares.

The Trust has an obligation to reimburse the Trustee, the Sponsor and certain other parties for certain liabilities. If the Trust is forced to meet such obligations, it could adversely affect an investment in the Shares. The Trust will not carry any insurance to cover such potential obligations and any indemnification paid by the Trust would reduce the net asset value of the Trust.

The Sponsor and the Trustee may agree to amend the Trust Agreement without the consent of the Shareholders.

The Sponsor and the Trustee may agree to amend the Trust Agreement, including to increase the Sponsor’s Fee, without Shareholder consent. If an amendment imposes new fees and charges or increases existing fees or charges, including the Sponsor’s Fee (except for taxes and other governmental charges, registration fees or other such expenses, or prejudices a substantial right of Shareholders), it will become effective for outstanding Shares 30 days after notice of such amendment is given to registered owners. Shareholders that are not registered owners (which most shareholders will not be) may not receive specific notice of a fee increase other than through an amendment to the prospectus. Moreover, at the time an amendment becomes effective, by continuing to hold Shares, Shareholders are deemed to agree to the amendment and to be bound by the Trust Agreement as amended without specific agreement to such increase (other than through the “negative consent” procedure described above).

Shareholders could incur a tax liability without an associated distribution of the Trust.

In the normal course of business it is possible that the Trust could incur a taxable gain in connection with the sale of platinum that is otherwise not associated with a distribution. In the event that this occurs, Shareholders may be subject to tax due to the grantor trust status of the Trust even though there is not a corresponding distribution from the Trust.

Use of Proceeds

Proceeds received by the Trust from the issuance and sale of Baskets consist of platinum deposits. Such deposits are held by the Custodian on behalf of the Trust until (i) delivered to Authorized Participants in connection with redemptions of Baskets or (ii) sold to pay fees due to the Sponsor and Trust expenses and liabilities not assumed by the Sponsor. See “The Trust—Trust Expenses.”

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OVERVIEW OF THE PLATINUM INDUSTRY

Introduction

This section provides a brief introduction to the platinum industry by looking at some of the key participants and detailing the primary sources of demand and supply.

Platinum Group Metals

Platinum and palladium are the two best known metals of the six platinum group metals (PGMs). Platinum and palladium have the greatest economic importance and are found in the largest quantities. The other four—iridium, rhodium, ruthenium and osmium—are produced only as co-products of platinum and palladium.

Primary sources of supply and demand

Main demand for platinum is mainly is autocatalyst and jewelry. It is sourced through mining (80%) and recycling (20%).

The Mining and Producer Sector

This group includes mining companies that specialize in PGM production. PGMs are found primarily in South Africa (71% of the total mine production) and Russia (11% of the total mine production).

Autocatalyst

Autocatalyst is the main source of demand for platinum, with approximately 42% of the total demand, and is used primarily for diesel engines. Recycling autocatalyst is also a significant source of supply, with 14% of the total supply.

Jewelry

Jewelry is the second source of demand of demand for platinum, representing approximately 28% of the total demand. Recycling jewelry is approximately 7% of the total supply.

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World Platinum Supply and Demand 2007–2016

The following table sets forth a summary of the world platinum supply and demand for the last ten years and is based on information reported by the GFMS Platinum Group Metals Survey 2017 published by Thomson Reuters.

Source: GFMS, Thomson Reuters

Historical Chart of the Price of Platinum

The price of platinum is volatile and its fluctuations are expected to have a direct impact on the value of the Shares. However, movements in the price of platinum in the past, and any past or present trends, are not a reliable indicator of future movements.

The following chart illustrates the movements in the price of an ounce of platinum in US dollars from January 2006 to January 2016:

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Source: Bloomberg, GraniteShares

OPERATION OF THE PLATINUM MARKET

The global trade in platinum consists of Over-the-Counter (OTC) transactions in spot, forwards, and options and other derivatives, together with exchange-traded futures and options.

Over-the-Counter Market

Most trading in physical platinum is conducted on the OTC market, predominantly in Zurich and London. The LPPM coordinates various OTC market activities, including clearing and vaulting, acts as the principal intermediary between physical platinum market participants and the relevant regulators, promotes good trading practices and develops standard market documentation. In addition, the LPPM promotes refining standards for the platinum market by maintaining the “London/Zurich Good Delivery List,” which are the lists of LPPM accredited melters and assayers of platinum.

The basis for settlement and delivery of a spot trade is payment (generally in US dollars) two business days after the trade date against delivery. Delivery of the platinum can either be by physical delivery or through the clearing systems to an unallocated account. The unit of trade in London and Zurich is the troy ounce, whose conversion between grams is: 1,000 grams is equivalent to 32.1507465 troy ounces, and one troy ounce is equivalent to 31.1034768 grams.

A good delivery platinum plate or ingot is acceptable for delivery in settlement of a transaction on the OTC market (a “Good Delivery Platinum Plate or Ingot”). A Good Delivery Platinum Plate or Ingot must contain between 32 and 192 troy ounces of platinum with a minimum fineness (or purity) of 999.5 parts per 1,000 (99.95%), be of good appearance, and be easy to handle and stack. A Good Delivery Platinum Plate or Ingot must also bear the stamp of one of the melters and assayers who are on the LPPM approved list. Unless otherwise specified, the platinum spot price always refers to the “Good Delivery Standards” set by the LPPM.

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Market Regulation

The global platinum markets are overseen and regulated by both governmental and self-regulatory organizations. In addition, certain trade associations have established rules and protocols for market practices and participants. In the United Kingdom, responsibility for the regulation of the financial market participants, including the major participating members of the LPPM, falls under the authority of the Financial Conduct Authority (FCA) as provided by the Financial Services and Markets Act 2000 (“FSM Act”). Under this act, all UK-based banks, together with other investment firms, are subject to a range of requirements, including fitness and properness, capital adequacy, liquidity, and systems and controls.

The FCA is responsible for regulating investment products, including derivatives, and those who deal in investment products. Regulation of spot, commercial forwards, and deposits of platinum not covered by the FSM Act is provided for by The London Code of Conduct for Non-Investment Products, which was established by market participants in conjunction with the Bank of England.

Futures Exchanges

Futures exchanges seek to provide a neutral, regulated marketplace for the trading of derivatives contracts for commodities, such as futures, options and certain swaps. The terms of these contracts are defined by an exchange for each commodity. For each commodity traded, the contract specifies the precise commodity quality and quantity standards, as well as the location and timing of physical delivery for the reference physical commodity, although only a very small number of these contracts result in the actual commodity delivery.

An exchange does not buy or sell those contracts, but seeks to offer a transparent forum where members, on their own behalf or on the behalf of customers, can trade the contracts in a safe, efficient and orderly manner. The futures and options contracts, as well as some swaps, are cleared through a derivative clearing organization which ensures more accurate valuation of positions in these contracts as well as settlement of trades in these contracts.

The most significant platinum futures exchange in the U.S. is the Chicago Mercantile Exchange Group (the “CME Group”). Another commodity exchange includes the Tokyo Commodity Exchange (“TOCOM”).

Exchange Regulation

In addition to the public nature of the pricing, futures exchanges in the United States are regulated at two levels, internal and external governmental supervision. The internal is performed through self-regulation as self-regulatory organizations and consists of regular monitoring of the trading process to ensure that it is conducted in conformance with all exchange rules; the financial condition of all exchange member firms to ensure that they continuously meet financial commitments; and the positions of commercial and noncommercial customers to ensure that physical delivery and other commercial commitments can be met, and that pricing is not being improperly affected by the size of any particular customer positions. External governmental oversight is performed by the CFTC, which reviews all the rules and regulations of United States futures exchanges and monitors their enforcement. The CFTC oversees the operation of the U.S. commodity futures markets, including the CME. One of the principal public policy objectives of the Commodity Exchange Act is to ensure the integrity of the markets it oversees and the reliability of the prices of trades on those markets. The Commodity Exchange Act and CFTC require futures exchanges to ensure compliance with core principles applicable to designated contract markets to have rules and procedures to prevent market manipulation, abusive trade practice and fraud, and the CFTC conducts regular review of the markets’ rule enforcement programs. Other local regulators enforce their own regulations governing trading platforms and futures exchanges located in their jurisdictions.

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Not a Regulated Commodity Pool

The Trust does not trade in platinum futures contracts on the CME or on any other futures exchange. The Trust takes delivery of physical platinum that complies with the LPPM platinum delivery rules. Because the Trust does not trade in platinum futures contracts on any futures exchange, the Trust is not regulated by the CFTC under the Commodity Exchange Act as a “commodity pool,” and is not operated by a CFTC-regulated commodity pool operator. Investors in the Trust do not receive the regulatory protections afforded to investors in regulated commodity pools, nor may the COMEX or any futures exchange enforce its rules with respect to the Trust’s activities. In addition, investors in the Trust do not benefit from the protections afforded to investors in platinum futures contracts on regulated futures exchanges.

The Trust

The activities of the Trust are limited to (1) issuing Baskets in exchange for the platinum deposited with the Custodian as consideration, (2) selling platinum as necessary to cover the Sponsor’s Fee and Trust expenses not assumed by the Sponsor and other liabilities, and (3) delivering platinum in exchange for Baskets surrendered for redemption. The Trust is not actively managed. It does not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the price of platinum.

Trust Objective

The objective of the Trust is for the value of the Shares to reflect, at any given time, the value of the assets owned by the Trust at that time less the Trust’s accrued expenses and liabilities as of that time. The Shares are intended to constitute a simple and cost-effective means of making an investment similar to an investment in platinum. An investment in allocated physical platinum bullion requires expensive and sometimes complicated arrangements in connection with the assay, transportation and warehousing of the metal. Traditionally, such expense and complications have resulted in investments in physical platinum bullion being efficient only in amounts beyond the reach of many investors. The Shares have been designed to remove the obstacles represented by the expense and complications involved in an investment in physical platinum bullion, while at the same time having an intrinsic value that reflects, at any given time, the price of the assets owned by the Trust at such time less the Trust expenses and liabilities. Although the Shares are not the exact equivalent of an investment in platinum, they provide investors with an alternative that allows a level of participation in the platinum market through the securities market.

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Advantages of investing in the Shares include:

•	Minimal credit risk.

The Shares represent an interest in physical platinum owned by the Trust (other than up to a maximum of 192 ounces of platinum held in unallocated form) and held in physical custody at the Custodian. Physical platinum of the Trust in the Custodian’s possession is not subject to borrowing arrangements with third parties. Other than the platinum temporarily being held in an unallocated platinum account of the Trust in connection with deposits and an amount of platinum comprising less than 192 ounces which may be held in the unallocated platinum account of the Trust on an ongoing basis, the physical platinum of the Trust is not subject to counterparty or credit risks. This contrasts with most other financial products that gain exposure to precious metals through the use of derivatives that are subject to counterparty and credit risks.

•	Backed by platinum held by the Custodian on behalf of the Trust.

The Shares are backed primarily by allocated physical platinum bullion identified as the Trust’s property in the Custodian’s books. The Trust arrangements contemplate that no Shares can be issued unless the corresponding amount of platinum has been deposited into the Trust. Once deposited into the Trust, platinum is only removed from the Trust if (i) sold to pay Trust expenses (such as the Sponsor’s Fee and any other expenses not assumed by the Sponsor) or liabilities to which the Trust may be subject, or (ii) transferred from the Trust’s account to an Authorized Participant’s account in exchange for one or more Baskets of Shares surrendered for redemption.

•	Ease and flexibility of investment.

Retail investors may purchase and sell Shares through traditional brokerage accounts. Because the amount of platinum corresponding to a Share is significantly less than the minimum amounts of physical platinum bullion that are commercially available for investment purposes, the cash outlay necessary for an investment in Shares should be less than the amount required for currently existing means of investing in physical platinum bullion. Shares are eligible for margin accounts.

•	Relatively cost efficient.

Although the return, if any, of an investment in the Shares is subject to the additional expenses of the Trust, including the Sponsor’s Fee, the Trustee’s Fee, the Custodian’s Fee, and to other costs and expenses not assumed by the Sponsor which would not be incurred in the case of a direct investment in platinum, the Shares may represent a cost-efficient alternative for investors not otherwise in a position to participate directly in the market for allocated physical platinum bullion, because the expenses involved in an investment in allocated physical platinum bullion through the Shares are dispersed among all holders of Shares.

Secondary Market Trading

While the Trust seeks to reflect generally the performance of the price of platinum less the Trust’s expenses and liabilities, Shares may trade at, above or below their NAV. The NAV of Shares will fluctuate with changes in the market value of the Trust’s assets. The trading prices of Shares will fluctuate in accordance with changes in their NAV as well as market supply and demand. The amount of the discount or premium in the trading price relative to the NAV may be influenced by non-concurrent trading hours between the major platinum markets and the Exchange. While the Shares trade on the Exchange until 4:00 p.m. (New York time), liquidity in the market for platinum may be reduced after the close of the major world platinum markets, including London, Zurich and COMEX. As a result, during this time, trading spreads, and the resulting premium or discount, on Shares may widen. However, given that Baskets of Shares can be created and redeemed in exchange for the underlying amount of platinum, the Sponsor believes that the arbitrage opportunities may provide a mechanism to mitigate the effect of such premium or discount.

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Valuation of Platinum; Computation of Net Asset Value

On each business day, as soon as practicable after 4:00 p.m. (New York time), the Trustee evaluates the platinum held by the Trust and determines the net asset value of the Trust and the NAV. For purposes of making these calculations, a business day means any day other than a day when the Exchange is closed for regular trading.

The Trustee values the platinum held by the Trust using that day’s LBMA Platinum Price PM. LBMA Platinum Price PM is the price per troy ounce of platinum, stated in U.S. dollars, determined by the LME, following an auction process starting after 2:00 p.m. (London time), on each day that the London platinum market is open for business, and announced by the LME shortly thereafter.

If there is no LBMA Platinum Price PM on any day, the Trustee is authorized to use the LBMA Platinum Price AM announced on that day. If neither price is available for that day, the Trustee will value the Trust’s platinum based on the most recently announced LBMA Platinum Price PM or LBMA Platinum Price AM. If the Sponsor determines that such price is inappropriate to use, the Sponsor will identify an alternate basis for evaluation to be employed by the Trustee. Further, the Sponsor may instruct the Trustee to use on an on-going basis a different publicly available price which the Sponsor determines to fairly represent the commercial value of the Trust’s platinum. Neither the Trustee nor the Sponsor are liable to any person for the determination that the most recently announced LBMA Platinum Price PM (or other benchmark price) is not appropriate as a basis for evaluation of the platinum held or receivable by the Trust or for any determination as to the alternative basis for evaluation, provided that such determination is made in good faith.

Once the value of the Trust’s platinum has been determined, the Trustee subtracts all accrued fees, expenses and other liabilities of the Trust from the total value of the platinum and all other assets of the Trust. The resulting figure is the net asset value of the Trust. The Trustee determines the NAV per Share by dividing the net asset value of the Trust by the number of Shares outstanding at the time the computation is made. Any estimate of the accrued but unpaid fees, expenses and liabilities of the Trust for purposes of computing the net asset value of the Trust and NAV per Share of the Trust made by the Trustee in good faith shall be conclusive upon all persons interested in the Trust.

Trust Expenses

The Trust’s only ordinary recurring expense is expected to be the Sponsor’s Fee. In exchange for the Sponsor’s Fee, the Sponsor has agreed to assume the following expenses incurred by the Trust: the Trustee’s Fee and its ordinary out-of-pocket expenses, the Custodian’s Fee and its reimbursable expenses, the Exchange listing fees, SEC registration fees, marketing expenses, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses.

The Sponsor’s Fee is accrued daily at an annualized rate equal to [___%] of the net asset value of the Trust and is payable monthly in arrears. The Sponsor may, at its discretion and from time to time, waive all or a portion of the Sponsor’s Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. Presently, the Sponsor does not intend to waive any part of its fee. Furthermore, the Sponsor may, in its sole discretion, agree to rebate all or a portion of the Sponsor’s Fee attributable to Shares held by certain institutional investors subject to minimum Share holding and lock up requirements as determined by the Sponsor to foster stability in the Trust’s asset levels. Any such rebate will be subject to negotiation and written agreement between the Sponsor and the investor on a case by case basis. The Sponsor is under no obligation to provide any rebates of the Sponsor’s Fee. Neither the Trust nor the Trustee will be a party to any Sponsor’s Fee rebate arrangements negotiated by the Sponsor. Any Sponsor’s Fee rebate shall be paid from the funds of the Sponsor and not from the assets of the Trust.

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The Sponsor’s Fee will be paid through delivery of platinum from the Trust Unallocated Account that has been de-allocated from the Trust Allocated Account for this purpose. The Trustee will, when directed by the Sponsor, and, in the absence of such direction, may, in its discretion, sell platinum in such quantity and at such times, as may be necessary to permit payment of the Trust expenses or liabilities not assumed by the Sponsor. The Trustee will endeavor to sell platinum at such times and in the smallest amounts required to permit such payments as they become due, it being the intention to avoid or minimize the Trust’s holdings of assets other than platinum. Accordingly, the amount of platinum to be sold will vary from time to time depending on the level of the Trust’s expenses and the market price of platinum. The Custodian may, but is not required to purchase platinum needed to cover Trust expenses provided that if the Trustee’s instruction to sell platinum is received by the Custodian by [___p.m.] (London time), the purchase price for the platinum will be that day’s LBMA Platinum Price PM (or other applicable benchmark price), and if the Trustee’s instruction to sell platinum is received by the Custodian after [___ p.m.] (London time), the purchase price will be the next LBMA Platinum Price PM (or other applicable benchmark price) available after that day.

Cash held by the Trustee pending payment of the Trust’s expenses will not bear any interest. Each sale of platinum by the Trust will be a taxable event to Shareholders for federal income tax purposes. See “United States Federal Income Tax Consequences—Taxation of U.S. Shareholders.”

Impact of Trust Expenses on the Trust’s Net Asset Value

The Trust sells platinum to raise the funds needed for the payment of the Sponsor’s Fee and all other Trust expenses or liabilities not assumed by the Sponsor. The purchase price received as consideration for such sales is the Trust’s sole source of funds to cover its liabilities. The Trust does not engage in any activity designed to derive a profit from changes in the price of platinum. Platinum not needed to redeem Baskets of Shares, or to cover the Sponsor’s Fee and Trust expenses or liabilities not assumed by the Sponsor, will be held in physical form by the Custodian. As a result of the recurring deliveries or sales of platinum necessary to pay the Sponsor’s Fee and the Trust expenses or liabilities not assumed by the Sponsor, the net asset value of the Trust and, correspondingly, the fractional amount of platinum represented by each Share, will decrease over the life of the Trust. New deposits of platinum, received in exchange for additional new Baskets issued by the Trust, do not reverse this trend.

Hypothetical Expense Example

The following table, prepared by the Sponsor, illustrates the anticipated impact of the deliveries and sales of platinum discussed above on the fractional amount of platinum represented by each outstanding Share for three years. It assumes that the only dispositions of platinum will be those sales needed to pay the Sponsor’s Fee and that the price of platinum and the number of Shares remain constant during the three-year period covered. The table does not show the impact of any extraordinary expenses the Trust may incur. Any such extraordinary expenses, if and when incurred, will accelerate the decrease in the fractional amount of platinum represented by each Share. In addition, the table does not show the effect of any waivers of the Sponsor’s Fee that may be in effect from time to time.

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Year
	1		2		3
Hypothetical platinum price per ounce	$[__]		$[__]		$[__]
Sponsor’s Fee	[__]	%	[__]	%	[__]	%
Shares of Trust, beginning	[__]		[__]		[__]
Ounces of platinum in Trust, beginning	[__]		[__]		[__]
Beginning adjusted net asset value of the Trust	$[__]		$[__]		$ [__]
Ounces of platinum to be delivered to cover the Sponsor’s Fee	[__]		[__]		[__]
Ounces of platinum in Trust, ending	[__]		[__]		[__]
Ending adjusted net asset value of the Trust	$[__]		$[__]		$[__]
Ending NAV per share	$[__]		$[__]		$[__]

Description of the Shares and the Trust Agreement

General

The Trust was formed in 2017 when an initial deposit of platinum was made in exchange for the issuance of [__] Baskets. The purpose of the Trust is to own platinum transferred to the Trust in exchange for Shares issued by the Trust. The Trust is governed by the Trust Agreement between the Sponsor and the Trustee. The Trust Agreement sets out the rights of depositors of platinum and registered holders of Shares and the rights and obligations of the Sponsor and the Trustee. New York law governs the Trust Agreement, the Trust and the Shares. The following is a general description of the Shares and a summary of material provisions of the Trust Agreement. It is qualified by reference to the entire Trust Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The assets of the Trust consist primarily of platinum held by the Custodian on behalf of the Trust. However, the Trustee will, at the direction of the Sponsor, or, in the absence of such direction, may, in its discretion, sell the Trust’s platinum as necessary to cover the Sponsor’s Fee and expenses and liabilities not assumed by the Sponsor. Such sales result in the Trust holding cash for brief periods of time. In addition, there may be other situations where the Trust may hold cash. For example, a claim may arise against the Custodian, an Authorized Participant, or any other third party, which is settled in cash. In those situations where the Trust unexpectedly receives cash or any other assets, the Trust Agreement provides that no deposits of platinum will be accepted (i.e., there will be no issuance of new Shares) until after the record date for the distribution of such cash or other property has passed.

The Trustee is authorized under the Trust Agreement to create and issue an unlimited number of Shares. The Trustee will create Shares only in Baskets (a Basket equals a block of 15,000 Shares) and only upon the order of an Authorized Participant. Any creation and issuance of Shares above the amount registered on the registration statement of which this prospectus is a part will require the registration of such additional Shares. Baskets of Shares may be redeemed by the Trust in exchange for the amount of platinum represented by the aggregate number of Shares redeemed. The Trust is not a registered investment company under the Investment Company Act of 1940 and is not required to register under such act. The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended.

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Deposit of Platinum; Issuance of Baskets

The Trust creates and redeems Shares on a continuous basis but only in Baskets of 15,000 Shares. Upon the deposit of the corresponding amount of platinum with the Custodian, and the payment of the Trustee’s applicable fee and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees), the Trustee will deliver the appropriate number of Baskets to the DTC account of the depositing Authorized Participant. Only Authorized Participants can deposit platinum and receive Baskets of Shares in exchange. As of the date of this prospectus, [__________________] are the only Authorized Participants. The Sponsor and the Trustee maintain a current list of Authorized Participants. Platinum allocated by the Custodian to the Trust Allocated Account must meet the Good Delivery Standards.

Before making a deposit, the Authorized Participant must deliver to the Trustee a written purchase order indicating the number of Baskets it intends to acquire. The Trustee will acknowledge the purchase order unless it or the Sponsor decides to refuse the purchase order as permitted by the Trust Agreement. The date the Trustee receives that order determines the Basket Amount the Authorized Participant needs to deposit. However, orders received by the Trustee after 3:59 p.m. (New York time) on a business day or on a business day when the LBMA Platinum Price PM or other applicable benchmark price is not announced, will not be accepted.

If the Trustee accepts the purchase order, it transmits to the Authorized Participant, via facsimile or electronic mail message, no later than 5:30 p.m. (New York time) on the date such purchase order is received, or deemed received, a copy of the purchase order endorsed “Accepted” by the Trustee and indicating the Basket Amount that the Authorized Participant must deliver to the Custodian at the Trust Unallocated Account loco London in exchange for each Basket. Prior to the Trustee’s acceptance as specified above, a purchase order only represents the Authorized Participant’s unilateral offer to deposit platinum in exchange for Baskets of Shares and has no binding effect upon the Trust, the Trustee, the Custodian or any other party.

The Basket Amount necessary for the creation of a Basket changes from day to day. The initial Basket Amount at the time of creation of the Trust was [___] Ounces of platinum. On each day that the Exchange is open for regular trading, the Trustee adjusts the quantity of platinum constituting the Basket Amount as appropriate to reflect sales of platinum, any loss of platinum that may occur, and accrued expenses. The computation is made by the Trustee as promptly as practicable after 4:00 p.m. (New York time). See “The Trust—Valuation of Platinum; Computation of Net Asset Value” for a description of how the LBMA Platinum Price PM is determined, and description of how the Trustee determines the NAV. The Trustee determines the Basket Amount for a given day by dividing the number of Ounces of platinum held by the Trust as of the opening of business on that business day, adjusted for the amount of platinum constituting estimated accrued but unpaid fees and expenses of the Trust as of the opening of business on that business day, by the quotient of the number of Shares outstanding at the opening of business divided by [___]. Fractions of an Ounce of platinum smaller than 0.001 Ounce are disregarded for purposes of the computation of the Basket Amount. The Basket Amount so determined is communicated via electronic mail message to all Authorized Participants, and made available on the Sponsor’s website for the Shares. The Exchange also publishes the Basket Amount determined by the Trustee as indicated above.

Because the Sponsor has assumed what are expected to be most of the Trust’s expenses, and the Sponsor’s Fee accrues daily at the same rate (i.e., 1/365th of the net asset value of the Trust multiplied by [___%]), in the absence of any extraordinary expenses or liabilities, the amount of platinum by which the Basket Amount decreases each day is predictable. Authorized Participants may use that indicative Basket Amount as guidance regarding the amount of platinum that they may expect to have to deposit with the Custodian in respect of purchase orders placed by them on such next business day and accepted by the Trustee. The Authorized Participant Agreement provides, however, that once a purchase order has been accepted by the Trustee, the Authorized Participant will be required to deposit with the Custodian the Basket Amount determined by the Trustee on the effective date of the purchase order.

No Shares are issued unless and until the Custodian has informed the Trustee that it has allocated to the Trust Allocated Account (other than up to 192 Ounces, which may be held in the Trust Unallocated Account) the corresponding amount of platinum.

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Redemption of Baskets

Authorized Participants, acting on authority of the registered holder of Shares or on their own account, may surrender Baskets of Shares in exchange for the corresponding Basket Amount announced by the Trustee. Upon the surrender of such Shares and the payment of the Trustee’s applicable fee and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees), the Trustee will deliver to the order of the redeeming Authorized Participant the amount of platinum corresponding to the redeemed Baskets. Shares can only be surrendered for redemption in Baskets of 15,000 Shares each.

Before surrendering Baskets of Shares for redemption, an Authorized Participant must deliver to the Trustee a written request indicating the number of Baskets it intends to redeem or on a business day when the LBMA Platinum Price PM or other applicable benchmark price is not announced. The date the Trustee receives that order determines the Basket Amount to be received in exchange. However, orders received by the Trustee after 3:59 p.m. (New York time) on a business day or on a business day when the LBMA Platinum Price PM or other applicable benchmark price is not announced, will not be accepted.

The redemption distribution from the Trust will consist of a credit to the redeeming Authorized Participant’s unallocated account representing the amount of the platinum held by the Trust evidenced by the Shares being redeemed as of the date of the redemption order. Fractions of an Ounce included in the redemption distribution smaller than 0.001 of an Ounce are disregarded. The redemption distribution will not be delivered unless and until all of the Shares to be redeemed have been received by the Trustee.

In connection with any issuance or redemption of Shares, the Authorized Participant shall be responsible for paying or reimbursing to the Custodian and the Trustee the amount of any applicable tax, fees or other governmental charge that may be due in connection with the transfer of platinum and the issuance and delivery of Shares, and any expense associated with the delivery of platinum other than by credit to an Authorized Participant’s unallocated account with the Custodian.

Redemptions may be suspended, or the date for delivery of platinum may be postponed, only (i) during any period in which regular trading on the Exchange is suspended or restricted or the Exchange is closed (other than scheduled holiday or weekend closings), or (ii) during an emergency as a result of which delivery, disposal or evaluation of platinum is not reasonably practicable. Neither the Trustee nor the Sponsor will be liable to any person by reason of any such suspension or postponement.

Certificates Evidencing the Shares

The Shares are evidenced by certificates executed and delivered by the Trustee on behalf of the Trust. DTC has accepted the Shares for settlement through its book-entry settlement system. So long as the Shares are eligible for DTC settlement, there will be only one or more global certificates evidencing Shares that will be registered in the name of a nominee of DTC. Investors will be able to own Shares only in the form of book-entry security entitlements with DTC or direct or indirect participants in DTC. No investor will be entitled to receive a separate certificate evidencing Shares. Because Shares can only be held in the form of book-entries through DTC and its participants, investors must rely on DTC, a DTC participant and any other financial intermediary through which they hold Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about the procedures and requirements for securities held in DTC book-entry form.

Cash and Other Distributions

If the Sponsor and Trustee determine that there is more cash being held in the Trust than is needed to pay the Trust’s expenses for the next month, the Trustee will distribute the extra cash to DTC for further distribution to the Shareholders.

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If the Trust receives any property other than platinum or cash, the Trustee will distribute that property in proportion to the number of Shares owned by any means the Sponsor thinks is lawful, equitable and feasible. If the Sponsor is of the opinion that the distribution cannot be made in that way, the Trustee will adopt a method the Sponsor deems lawful, equitable and feasible for the purpose of effecting the distribution, including the public or private sale of the property, or any part thereof, and the net proceeds shall be distributed in the same manner as a distribution of cash. Such distributions shall be made after deduction or upon payment of the expenses of the Trustee.

Registered holders of Shares are entitled to receive these distributions in proportion to the number of Shares owned. Before making a distribution, the Trustee may deduct any applicable withholding taxes and governmental charges and any expenses of the Trustee that have not been paid. The Trustee distributes only whole dollars and cents and shall round fractional cents down to the nearest whole cent. Shareholders of record on the record date fixed by the Trustee for a distribution will be entitled to receive their pro rata portion of any distribution.

If the Trust is terminated and liquidated, the Trustee will distribute to the Shareholders in exchange for their Shares their pro rata share of any amounts remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of such reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Trustee shall determine. See “Description of the Shares and the Trust Agreement—Amendment and Termination.”

Voting Rights

The Shares do not represent a traditional investment and you should not view them as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. As a Shareholder, you will not have the statutory rights normally associated with the ownership of shares of a corporation, including, for example, the right to bring “oppression” or “derivative” actions. All Shares are of the same class with equal rights and privileges. Each Share is transferable, is fully paid and non- assessable and entitles the holder to vote on the limited matters upon which Shareholders may vote under the Trust Agreement. The Shares do not entitle their holders to any conversion or pre-emptive rights or any redemption rights or rights to distributions. However, registered holders of at least 25% of the Shares have the right to require the Trustee to cure any material breach by it of the Trust Agreement, and registered holders of at least 75% of the Shares have the right to require the Trustee to terminate the Trust Agreement as described below. In addition, certain amendments to the Trust Agreement require advance notice to the Shareholders before the effectiveness of such amendments, but no Shareholder vote or approval is required for any amendment to the Trust Agreement.

Fees and Expenses of the Trustee

Each deposit of platinum for the creation of Baskets of Shares and each surrender of Baskets of Shares for the purpose of withdrawing Trust property (including if the Trust Agreement terminates) must be accompanied by a payment to the Trustee of a fee of $500 (or such other fee as the Trustee, with the prior written consent of the Sponsor, may from time to time announce).

The Trustee is entitled to reimburse itself from the assets of the Trust for all expenses and disbursements incurred by it for extraordinary services it may provide to the Trust or in connection with any discretionary action the Trustee may take to protect the Trust or the interests of the holders.

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Trust Expenses and Platinum Sales

In addition to the fee payable to the Sponsor (See “The Sponsor—The Sponsor’s Fee”), the following expenses are paid out of the assets of the Trust:

•	any expenses or liabilities of the Trust and the Trustee that are not assumed by the Sponsor;
•	any taxes and other governmental charges that may fall on the Trust or its property;
•	expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of holders of Shares; and
•	any indemnification of the Trustee or the Sponsor as described below.

The Trustee may sell the Trust’s platinum from time to time as necessary to permit payment of the fees and expenses that the Trust is required to pay. See “The Trust—Trust Expenses.”

The Trustee and the Sponsor shall not be responsible for any depreciation or loss incurred by reason of sales of platinum made in compliance with the Trust Agreement, including upon termination of the Trust Agreement.

Payment of Taxes

The Trustee may deduct the amount of any taxes owed from any distributions it makes. It may also sell trust assets, by public or private sale, to pay any taxes owed. Authorized Participants are responsible for any transfer tax, sales or use tax, recording tax, value added tax or similar tax or other governmental charge applicable to the creation or redemption of Baskets regardless of whether such tax or charge is imposed directly on the Authorized Participant. By placing a purchase order or redemption order, the Authorized Participant agrees to indemnify the Sponsor, the Trustee and the Trust if any of them is required by law to pay any such tax or charge, together with any applicable penalties, additions to tax and interest thereon.

Evaluation of Platinum and the Trust Assets

See “The Trust—Valuation of Platinum; Computation of Net Asset Value.”

Amendment and Termination

The Sponsor and the Trustee may agree to amend the Trust Agreement without the consent of the holders of Shares. If an amendment imposes or increases fees or charges, except for taxes and other governmental charges, registration fees or other such expenses, or prejudices a substantial right of holders of Shares, it will not become effective for outstanding Shares until 30 days after the Trustee notifies DTC of the amendment. At the time an amendment becomes effective, by continuing to hold Shares, registered and beneficial owners of Shares are deemed to agree to the amendment and to be bound by the Trust Agreement as amended.

The Trustee will terminate the Trust Agreement if:

•	the Trustee is notified that the Shares are delisted from the Exchange and are not approved for listing on another national securities exchange within five business days of their delisting;
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•	Shareholders acting in respect of at least 75% of the outstanding Shares notify the Trustee that they elect to terminate the Trust;
•	60 days have elapsed since the Trustee notified the Sponsor of the Trustee’s election to resign or since the Sponsor removed the Trustee, and a successor trustee has not been appointed and accepted its appointment;
•	any sole Custodian then acting resigns or is removed and no successor custodian has been employed within 60 days of such resignation or removal;
•	the SEC determines that the Trust is an investment company under the Investment Company Act of 1940, as amended, and the Trustee has actual knowledge of that determination;
•	the CFTC determines that (i) the Trust is a commodity pool under the CEA; and/or (ii) the Shares constitute “commodity interests”, as defined by the CFTC or in CFTC Regulation 1.3(yy) and the Trustee has actual knowledge of that determination;
•	the aggregate market capitalization of the Trust, based on the closing price for the Shares, is less than $[__] million (as adjusted for inflation by reference to the U.S. Consumer Price Index) at any time more than 18 months after the Trust’s formation, and the Trust receives, within 6 months after the last trading date on which such capitalization was less than $[__] million, notice from the Sponsor of its decision to terminate the Trust;
•	the Trust fails to qualify for treatment, or ceases to be treated, as a grantor trust under the Code, or under any comparable provision of any other jurisdiction where such treatment is sought, and the Trustee receives notice that the Sponsor has determined that the termination of the Trust is advisable; or
•	60 days have elapsed since DTC ceases to act as depository with respect to the Shares and the Sponsor has not identified another depository which is willing to act in such capacity.

If the Sponsor resigns without appointing a successor sponsor, is dissolved or ceases to exist as a legal entity for any reason, or is deemed to have resigned because (1) it fails to undertake or perform, or becomes incapable of undertaking or performing, any of the duties required by the Trust Agreement, and such failure or incapacity is not cured, or (2) the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, the Sponsor shall be deemed to have resigned, in which case the Trustee may, among other actions, terminate and liquidate the Trust.

The Trustee will notify DTC at least 30 days before the date for termination of the Trust Agreement. After termination, the Trustee and its agents will do the following under the Trust Agreement but nothing else: (i) collect distributions pertaining to Trust property; (ii) pay the Trust’s expenses and sell platinum as necessary to meet those expenses; and (iii) deliver Trust property to Authorized Participants upon surrender of Shares. 60 days or more after termination, the Trustee will sell any remaining Trust property. After that, the Trustee will hold the money it received on the sale, as well as any other cash it is holding under the Trust Agreement, for the pro rata benefit of the registered holders that have not surrendered their Shares and will deliver to such registered holders against the surrender of their Shares their pro rata portion thereof. It will not invest the money and has no liability for interest. The Trustee will deduct from any delivery to Authorized Participants or registered holders of Shares any applicable fees, Trust expenses and taxes and governmental charges.

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The Sponsor

This section summarizes some of the important provisions of the Trust Agreement which apply to the Sponsor. For a general description of the Sponsor’s role concerning the Trust, see “The Sponsor—The Sponsor’s Role.”

Liability of the Sponsor and indemnification

The Sponsor is required to perform its obligations under the Trust Agreement without gross negligence, willful misconduct or bad faith. Otherwise the Sponsor has no obligation, and will not be liable, to any Shareholder, Authorized Participant or other person under the Trust Agreement. Additionally, the Sponsor will not have any liability to any Shareholder, Authorized Participant or other person if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the Trust Agreement, or for any act or omission it made in reliance upon information or advice from legal counsel, accountants, any Authorized Participant, Shareholder or other person believed by it in good faith to be competent to give such information or advice. The Sponsor has no obligation to prosecute any action, suit or proceeding in respect of any Trust property or in respect of the Shares on behalf of a Shareholder, Authorized Participant or other person, or to comply with any direction or instruction from a Shareholder or Authorized Participant regarding Shares, unless specifically required to do so by the Trust Agreement.

The Sponsor and its members, managers, directors, officers, employees, agents and affiliates (as such term is defined under the Securities Act) and subsidiaries shall be indemnified from the Trust and held harmless against any loss, liability, or expense (including reasonable fees and expenses of legal counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Sponsor in furtherance of the administration of the Trust (including Authorized Participant agreements to which the Sponsor is a party, including the Sponsor’s indemnification obligations thereunder) or any actions taken in accordance with the provisions of the Trust Agreement to the extent such loss, liability or expense was incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such indemnified party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement, or (2) reckless disregard on the part of such indemnified party of its obligations and duties under the Trust Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the reasonable costs and expenses incurred by such indemnified party in investigating or defending itself against any claim or liability in its capacity as Sponsor. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust’s assets. The Sponsor may, in its discretion, undertake any action which it may deem necessary or desirable in respect of the Trust Agreement and the interests of the Shareholders and, in such event, the reasonable legal expenses and costs of any such actions shall be expenses and costs of the Trust and the Sponsor shall be entitled to be reimbursed therefor by the Trust.

Successor sponsors

If the Sponsor fails to undertake or perform, or becomes incapable of undertaking or performing, any of its duties and such failure or incapacity is not cured within 30 days following receipt of notice from the Trustee of such failure or incapacity, or if the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Trustee may (1) appoint a successor sponsor, (2) agree to act as the sponsor, or (3) terminate and liquidate the Trust and distribute its remaining assets. The Trustee has no obligation to appoint a successor sponsor or to assume the duties of the Sponsor and will have no liability to any person because the Trust is or is not terminated as described in the preceding sentence.

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The Trustee

This section summarizes some of the important provisions of the Trust Agreement which apply to the Trustee. For a general description of the Trustee’s role concerning the Trust, see “The Trustee—The Trustee’s Role.”

Qualifications of the Trustee

The Trustee and any successor trustee must be (1) a bank, trust company, corporation or national banking association organized and doing business under the laws of the United States or any of its states, and authorized under such laws to exercise corporate trust powers, (2) a participant in DTC or such other securities depository as shall then be acting with respect to Shares, and (3) unless counsel to the Sponsor, the appointment of which is acceptable to the Trustee, determines that such requirement is not necessary for the exception under section 408(m)(3)(B) of the Code, to apply, a banking institution as defined in Code section 408(n). The Trustee and any successor trustee must have, at all times, an aggregate capital, surplus, and undivided profits of at least $150 million.

General duty of care of Trustee

The Trustee is a fiduciary under the Trust Agreement; provided, however, that the fiduciary duties and responsibilities and liabilities of the Trustee are limited by, and are only those specifically set forth in, the Trust Agreement. For limitations of the fiduciary duties of the Trustee, see the limitations on liability set forth in “Description of the Shares and the Trust Agreement—The Trustee.”

Limitation on Trustee’s liability

The Trustee is required to perform its obligations under the Trust Agreement without gross negligence, willful misconduct or bad faith. Otherwise the Trustee has no obligations, and will not be liable to any Shareholder, Authorized Participant or other person, under the Trust Agreement. The Trustee will not have any liability to any Shareholder or Authorized Participant if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the Trust Agreement, or for any act or omission it made in reliance upon information or advice from legal counsel, accountants, any Authorized Participant, any Shareholder or any other person believed by it in good faith to be competent to give such information or advice. The Trustee has no obligation to comply with any direction or instruction from any Shareholder or Authorized Participant regarding Shares, unless specifically required to do so by the Trust Agreement. In no event will the Trustee be liable for acting in accordance with or conclusively relying upon any instruction, notice, demand, certificate or document (1) from the Sponsor or a Custodian or any entity acting on behalf of either which the Trustee believes is given pursuant to or is authorized by the Trust Agreement or a Custody Agreement, respectively; or (2) from or on behalf of any Authorized Participant which the Trustee believes is given pursuant to or is authorized by an Authorized Participant Agreement (provided that the Trustee has complied with any verification procedures specified in the Authorized Participant Agreement). The Trustee will not be liable for any indirect, consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable or contemplated, or for an amount in excess of the value of the Trust’s assets.

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Trustee’s liability for custodial services and agents

The Trustee will not be answerable for the default of the Custodian or any other custodian of the Trust’s platinum employed at the direction of the Sponsor or selected by the Trustee with reasonable care. The Trustee does not monitor the performance of the Custodian or any sub-custodian other than to review the reports provided by the Custodian pursuant to the Custody Agreements. The Trustee may also employ custodians for Trust assets other than platinum, agents, attorneys, accountants, auditors and other professionals and shall not be answerable for the default or misconduct of any of them if they were selected with reasonable care. The fees and expenses charged by custodians for the custody of platinum and related services, agents, attorneys, accountants, auditors or other professionals, and expenses reimbursable to any custodian under a custody agreement authorized by the Trust Agreement, exclusive of fees for services to be performed by the Trustee, will be expenses of the Sponsor or the Trust. Fees paid for the custody of assets other than platinum will be an expense of the Trustee.

Taxes

The Trustee will not be personally liable for any taxes or other governmental charges imposed upon the platinum or its custody, moneys or other Trust assets, or on the income therefrom or the sale or proceeds of the sale thereof, or upon it as Trustee or upon or in respect of the Trust or the Shares which it may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction in the premises. For all such taxes and charges and for any expenses, including reasonable counsel’s fees, which the Trustee may sustain or incur with respect to such taxes or charges, the Trustee will be reimbursed and indemnified out of the Trust’s assets and the payment of such amounts shall be secured by a lien on the Trust’s assets.

Indemnification of the Trustee

The Trustee and its directors, officers, employees, shareholders, agents and affiliates (as such term is defined under the Securities Act) shall be indemnified from the Trust and held harmless against any loss, liability or expense (including the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Trustee in furtherance of the administration of the Trust (including the Custody Agreements and any Authorized Participant Agreement, including the Trustee’s indemnification obligations thereunder) or otherwise by reason of the Trustee’s acceptance or administration of the Trust, to the extent such loss, liability or expense was incurred without (i) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such indemnified party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (ii) reckless disregard on the part of such indemnified party of its obligations and duties under the Trust Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in investigating or defending itself against any claim or liability. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust’s assets.

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Indemnity for actions taken to protect the Trust

The Trustee is under no obligation to appear in, prosecute or defend any action that in its opinion may involve it in expense or liability, unless it is furnished with reasonable security and indemnity against the expense or liability. Subject to the preceding conditions, the Trustee may, in its sole discretion, undertake such action as it may deem necessary or desirable to protect the Trust and the rights and interests of all Shareholders pursuant to the terms of the Trust Agreement. The expenses, costs and disbursements incurred by the Trustee in connection with taking any action under the preceding sentence (including the reasonable fees and disbursements of legal counsel) shall be expenses of the Trust, and shall be deductible from, and constitute a lien on, the assets of the Trust.

Protection for amounts due to Trustee

If any fees or costs owed to the Trustee under the Trust Agreement are not paid when due by the Sponsor, the Trustee may charge those amounts to the Trust, in any amount not exceeding the amount that could be charged to the Trust in respect of the Sponsor’s Fee (without regard to whether the Sponsor may not be entitled to such fee due to its default, waiver or other reason), and any subsequent amount paid to the Sponsor as its fee shall be net of the amounts withheld. The Trustee’s right of reimbursement shall be secured by a lien on amounts chargeable to the Trust for the Sponsor’s Fee, without giving effect to any fee waiver, which shall have priority over the interest of the Sponsor, the Shareholders and any other person.

Holding of Trust property other than platinum

The Trustee will hold and record the ownership of the Trust’s assets in a manner so that it will be owned by the Trust and the Trustee as trustee thereof for the benefit of the Shareholders for the purposes of, and subject to and limited by the terms and conditions set forth in, the Trust Agreement. Other than issuance of the Shares, the Trust shall not issue or sell any certificates or other obligations or, except as provided in the Trust Agreement, otherwise incur, assume or guarantee any indebtedness for money borrowed.

All moneys held by the Trustee shall be held by it, without interest thereon or investment thereof, as a deposit for the account of the Trust. Such monies held shall be deemed segregated by maintaining such monies in an account or accounts for the exclusive benefit of the Trust. The Trustee may also employ custodians for Trust assets other than platinum, agents, attorneys, accountants, auditors and other professionals and shall not be answerable for the default or misconduct of any of them if they were selected with reasonable care. Any Trust assets other than platinum or cash will be held by the Trustee either directly or through the commercial book-entry system operated by the Federal Reserve Banks (“Book Entry System”), DTC, or through any other clearing agency or similar system (“Clearing Agency”), if available. The Trustee will have no responsibility or liability for the actions or omissions of the Book Entry System, DTC or any Clearing Agency. The Trustee shall not be liable for ascertaining or acting upon any calls, conversions, exchange offers, tenders, interest rate changes, or similar matters relating to securities held at DTC.

Resignation, discharge or removal of Trustee; successor trustees

The Trustee may at any time resign as Trustee by written notice of its election so to do, delivered to the Sponsor, and such resignation shall take effect upon the appointment of a successor Trustee and its acceptance of such appointment.

The Sponsor may remove the Trustee in its sole discretion by written notice delivered to the Trustee not more than 120 days and at least 90 days prior to the fifth anniversary of the date of the Trust Agreement or, thereafter, by written notice delivered to the Trustee not more than 120 days and at least 90 days prior to the last day of any subsequent three-year period.

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The Sponsor may also remove the Trustee at any time if the Trustee (1) ceases to be a Qualified Bank (as defined below), (2) is in material breach of its obligations under the Trust Agreement and fails to cure such breach within 30 days after receipt of written notice from the Sponsor or Shareholders acting on behalf of at least 25% of the outstanding Shares specifying such default and requiring the Trustee to cure such default, or (3) fails to consent to the implementation of an amendment to the Trust’s initial Internal Control Over Financial Reporting deemed necessary by the Sponsor and, after consultations with the Sponsor, the Sponsor and the Trustee fail to resolve their differences regarding such proposed amendment. Under such circumstances, the Sponsor, acting on behalf of the Shareholders, may remove the Trustee by written notice delivered to the Trustee and such removal shall take effect upon the appointment of a successor Trustee and its acceptance of such appointment.

A “Qualified Bank” means a bank, trust company, corporation or national banking association organized and doing business under the laws of the United States or any State of the United States that is authorized under those laws to exercise corporate trust powers and that (i) is a DTC Participant or a participant in such other depository as is then acting with respect to the Shares; (ii) unless counsel to the Sponsor, the appointment of which is acceptable to the Trustee, determines that the following requirement is not necessary for the exception under Section 408(m)(3) of the Code, to apply, is a banking institution as defined in Section 408(n) of the Code and (iii) had, as of the date of its most recent annual financial statements, an aggregate capital, surplus and undivided profits of at least $150 million.

The Sponsor may also remove the Trustee at any time if the Trustee merges into, consolidates with or is converted into another corporation or entity in a transaction in which the Trustee is not the surviving entity. The surviving entity from such a transaction shall be the successor of the Trustee without the execution or filing of any document or any further act; however, during the 90-day period following the effectiveness of such transaction, the Sponsor may, by written notice to the successor Trustee, remove the Trustee and designate a successor Trustee.

If the Trustee resigns or is removed, the Sponsor, acting on behalf of the Shareholders, shall use its reasonable efforts to appoint a successor Trustee, which shall be a Qualified Bank. Every successor Trustee shall execute and deliver to its predecessor and to the Sponsor, acting on behalf of the Shareholders, an instrument in writing accepting its appointment, and thereupon such successor Trustee, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Sponsor, acting on behalf of the Shareholders, shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor, shall duly assign, transfer and deliver all right, title and interest in the Trust’s assets to such successor, and shall deliver to such successor a list of the registered owners of all outstanding Shares. The Sponsor or any such successor Trustee shall promptly give notice of the appointment of such successor Trustee to the Shareholders.

If the Trustee resigns and a successor trustee has not been appointed and accepted its appointment within 60 days after the date the Trustee issues its notice of resignation, the Trustee will terminate and liquidate the Trust and distribute its remaining assets.

The Custodian and Custody of the Trust’s Platinum

In addition to this section, see “The Custodian—The Custodian’s Role” for a summary of some of the important provisions of the Trust Agreement which apply to the Custodian and the custody of the Trust’s platinum.

The Trustee, on behalf of the Trust, will enter into the Custody Agreements with the Custodian.

The Sponsor will appoint accountants, auditors, or other inspectors to audit or examine the accounts and operations of the Custodian and any successor custodian or additional custodian at such times as directed by the Sponsor as permitted by the Custody Agreements. The Trustee has no obligation to monitor the activities of any Custodian other than to receive and review such reports of the platinum held for the Trust by such Custodian and of transactions in platinum held for the account of the Trust made by such Custodian pursuant to the Custody Agreements.

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Appointment and removal of custodians

The Sponsor may direct the Trustee to employ one or more other custodians in addition to or in replacement of the Custodian, provided that the Trustee shall not be answerable for the default of any custodian employed at the direction of the Sponsor or selected by the Trustee with reasonable care. When directed by the Sponsor, the Trustee will employ one or more successor or additional custodians selected by the Sponsor for the safekeeping of platinum and services in connection with the deposit and delivery of platinum.

The Securities Depository; Book-Entry-Only System; Global Security

DTC acts as securities depository for the Shares. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of DTC Participants and to facilitate the clearance and settlement of transactions in those securities among DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC agrees with and represents to DTC Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

Individual certificates are not issued for the Shares. Instead, one or more global certificates are signed by the Trustee on behalf of the Trust, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Trustee on behalf of DTC. The global certificates represent all of the Shares outstanding at any time.

Upon the settlement date of any creation, transfer or redemption of Shares, DTC will credit or debit, on its book-entry registration and transfer system, the number of Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Trustee and the DTC Participants will designate the accounts to be credited and charged in the case of creation or redemption of Shares.

Beneficial ownership of the Shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership is effected only through, records maintained by DTC, with respect to DTC Participants, the records of DTC Participants, with respect to Indirect Participants, and the records of Indirect Participants with respect to beneficial owners that are not DTC Participants or Indirect Participants. Beneficial owners are expected to receive from or through a DTC Participant a written confirmation relating to their purchase of the Shares.

Investors may transfer Shares through DTC by instructing the DTC Participant or Indirect Participant through which they hold their Shares to transfer the Shares. Transfers will be made in accordance with standard securities industry practice.

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DTC may decide to discontinue providing its service for the Shares by giving notice to the Trustee and the Sponsor. Under these circumstances, the Sponsor will either find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, the Trustee will terminate the Trust.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC.

The Trust Agreement provides that, as long as the Shares are eligible for deposit with DTC, the sole registered owner will be DTC or its nominee and transfer of Shares will be effected solely by DTC in accordance with its customary practices from time to time.

The Sponsor

The Sponsor is a Delaware limited liability company and was formed on January 6, 2017. The Sponsor’s office is located at 30 Vesey Street, New York, New York 10007. Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor, the sole member of the Sponsor, GraniteShares, Inc., is not responsible for the debts, obligations and liabilities of the Sponsor solely by reason of being the sole member of the Sponsor.

The Sponsor’s Role

The Sponsor will arrange for the creation of the Trust, the registration of the Shares for their public offering in the United States and the listing of the Shares on the Exchange. The Sponsor has agreed to assume the organizational expenses of the Trust and the following expenses incurred by the Trust: the Trustee’s monthly fee and its ordinary out-of-pocket expenses, the Custodian’s Fee and its reimbursable expenses, Exchange listing fees, SEC registration fees, marketing expenses, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses.

The Sponsor will not exercise day-to-day oversight over the Trustee or the Custodian. The Sponsor may remove the Trustee and appoint a successor Trustee (i) if the Trustee ceases to meet certain objective requirements (including the requirement that it have capital, surplus and undivided profits of at least $150 million), (ii) if, having received written notice of a material breach of its obligations under the Trust Agreement, the Trustee has not cured the breach within 30 days, or (iii) if the Trustee refuses to consent to the implementation of an amendment to the Trust’s initial Internal Control Over Financial Reporting. The Sponsor also has the right to replace the Trustee during the 90 days following any merger, consolidation or conversion in which the Trustee is not the surviving entity or, in its discretion, on the fifth anniversary of the creation of the Trust or on any subsequent third anniversary thereafter. The Sponsor also has the right to direct the Trustee to appoint any new or additional Custodian that the Sponsor selects.

The Sponsor will (1) develop a marketing plan for the Trust on an ongoing basis, (2) prepare marketing materials regarding the Shares, including the content of the Trust’s website, and (3) execute the marketing plan for the Trust.

Management of the Sponsor

The Trust does not have any directors, officers or employees. The creation and operation of the Trust has been arranged by the Sponsor. The Sponsor is not governed by a board of directors. The principals and executive officers of the Sponsor are as follows:

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William Rhind has been the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Sponsor since its inception on January 6, 2017. Prior to forming the Sponsor and becoming its CEO and CFO, Mr. Rhind was the CEO of World Gold Trust Services, LLC (“WGTS”) from September 2014 to February 2016. WGTS is the sponsor of SPDR® Gold Trust, the largest gold fund in the world, and is a wholly-owned subsidiary of the World Gold Council, a market development organization for the gold industry. Mr. Rhind also served as the Managing Director, Institutional Investment, of the World Gold Council from September 2013 to February 2016. From March 2007 to September 2013, Mr. Rhind was employed by ETF Securities Ltd (“ETF Securities”), an independent exchange-traded product provider, in a number of leadership roles, including as Managing Director from June 2009 to September 2013. In that role, Mr. Rhind managed the company’s U.S. exchange traded fund business. Prior to joining ETF Securities, Mr. Rhind was a Principal for the iShares unit of Barclays Global Investors. He began his career as an investment banking analyst at Nomura International in London. Mr. Rhind earned a Bachelor of Arts in Modern Languages (French & Russian) and European Studies from the University of Bath in England. Mr. Rhind is 38 years old.

Benoit Autier has been the Chief Accounting Officer (“CAO”) and Head of Products of the Sponsor since its inception on January 6, 2017. Mr. Autier was previously the Head of Product Management for the World Gold Council from September 2015 to October 2016. As Head of Product Management, Mr. Autier designed the index and liaised with the swap provider for the SPDR® Long Dollar Gold Trust. From January 2015 to September 2015, Mr. Autier was the President of ETF Securities Advisors, LLC, an affiliate of ETF Securities. As President, Mr. Autier managed all aspects of implementation of ETF Securities’ platform for funds registered under the Investment Company Act of 1940. Mr. Autier was also the Head of Product Management of ETF Securities from July 2005 to September 2015. Mr. Autier designed and implemented operational processes for over 300 European and U.S. financial products in that role. Mr. Autier previously was employed by Flow Traders, one of the leading market makers in Europe for exchange-traded commodities; by KPMG in Paris as a senior consultant; and by Ricol, Lasteyrie, a member of the Ernst and Young Corporate Finance network. Mr. Autier holds a Masters in Finance from London Business School and a Bachelors degree in Accounting and Finance from the University of Paris (Pantheon Assas). Mr. Autier is 42 years old.

The Sponsor’s Fee

The Sponsor’s Fee accrues daily and is paid monthly in arrears at an annualized rate equal to [__]% of the net asset value of the Trust.

The Trustee

The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York with trust powers, serves as the Trustee. The Bank of New York Mellon has a trust office at 2 Hanson Place, 9th Floor, Brooklyn, New York 11217. The Bank of New York Mellon is subject to supervision by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System. A copy of the Trust Agreement is available for inspection at The Bank of New York Mellon’s trust office identified above. The Bank of New York Mellon had at least $150 million in capital and retained earnings as of December 31, 2016.

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The Trustee’s Role

The Trustee is responsible for the day-to-day administration of the Trust. This includes (i) processing orders for the creation and redemption of Baskets; (ii) coordinating with the Custodian the receipt and delivery of platinum transferred to, or by, the Trust in connection with each issuance and redemption of Baskets; (iii) calculating the net asset value of the Trust on each business day; and (iv) selling the Trust’s platinum as needed to cover the Trust’s expenses. The Trustee intends to regularly communicate with the Sponsor to monitor the overall performance of the Trust. The Trustee does not monitor the performance of the Custodian other than to review the reports provided by the Custodian pursuant to the Custody Agreements. The Trustee, along with the Sponsor, will liaise with the Trust’s legal, accounting and other professional service providers as needed. The Trustee will assist and support the Sponsor with the preparation of the financial statements of the Trust and with all periodic reports required to be filed with the SEC on behalf of the Trust.

The Trustee’s Fees are paid by the Sponsor.

The Trustee and any of its affiliates may from time to time purchase or sell Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Custodian

ICBC Standard Bank Plc, a public limited company incorporated under the laws of England and Wales, serves as the Custodian of the Trust’s platinum.

The Custodian’s Role

The Custodian is responsible for holding the Trust’s allocated platinum as well as receiving and converting allocated and unallocated platinum on behalf of the Trust. Unless otherwise agreed between the Trustee (as instructed by the Sponsor) and the Custodian, physical platinum must be held by the Custodian at its London vault premises. At the end of each business day, the Custodian will hold no more than 192 Ounces of unallocated platinum for the Trust, which corresponds to the maximum Ounce weight of a London Good Delivery Bar. The Custodian converts the Trust’s platinum between allocated and unallocated platinum when: (1) Authorized Participants engage in creation and redemption transactions with the Trust; or (2) platinum is sold to pay Trust expenses. The Custodian will facilitate the transfer of platinum in and out of the Trust through the unallocated platinum accounts it may maintain for each Authorized Participant or unallocated platinum accounts that may be maintained for an Authorized Participant by another LPPM-approved platinum-clearing bank, and through the unallocated platinum account it will maintain for the Trust. The Custodian is responsible for allocating specific bars of platinum to the Trust Allocated Account.

The Custodian will provide the Trustee with regular reports detailing the platinum transfers in and out of the Trust Unallocated Account with the Custodian and identifying the platinum bars held in the Trust Allocated Account.

The Custodian’s fees and expenses are to be paid by the Sponsor. The Custodian and its affiliates may from time to time act as Authorized Participants or purchase or sell platinum or shares for their own account, as an agent for their customers and for accounts over which they exercise investment discretion. The Trustee, on behalf of the Trust, has entered into the Custody Agreements with the Custodian, under which the Custodian maintains the Trust Unallocated Account and the Trust Allocated Account.

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Pursuant to the Trust Agreement, if, upon the resignation of the Custodian, there would be no custodian acting pursuant to the Custody Agreements, the Trustee shall, promptly after receiving notice of such resignation, appoint a substitute custodian or custodians selected by the Sponsor pursuant to custody agreement(s) approved by the Sponsor (provided, however, that the rights and duties of the Trustee under the Trust Agreement and the custody agreement(s) shall not be materially altered without its consent). When directed by the Sponsor, and to the extent permitted by, and in the manner provided by, the Custody Agreements, the Trustee shall remove the Custodian and appoint a substitute or appoint an additional custodian or custodians selected by the Sponsor. Each such substitute or additional custodian shall, forthwith upon its appointment, enter into a Custody Agreement in form and substance approved by the Sponsor. After the entry into the Custody Agreements, the Trustee shall not enter into or amend any Custody Agreement with a custodian without the written approval of the Sponsor (which approval shall not be unreasonably withheld or delayed). When instructed by the Sponsor, the Trustee shall demand that a custodian of the Trust deliver such of the Trust’s platinum held by it as is requested of it to any other custodian or such substitute or additional custodian or custodians directed by the Sponsor. In connection with such transfer of physical platinum, the Trustee will, at the direction of the Sponsor, cause the physical platinum to be weighed or assayed. The Trustee shall have no liability for any transfer of physical platinum or weighing or assaying of delivered physical platinum as directed by the Sponsor, and in the absence of such direction shall have no obligation to effect such a delivery or to cause the delivered physical platinum to be weighed, assayed or otherwise validated.

Under the Trust Agreement, the Sponsor is responsible for appointing accountants, auditors or other inspectors to audit or examine the accounts and operations of the Custodian and any successor custodian or additional custodian at such times as directed by the Sponsor as permitted by the Custody Agreements. See “—Inspection of Platinum” for a summary of the provisions of the Custody Agreements permitting the Sponsor and the Trustee and their identified representatives, independent public accountants and physical platinum auditors to access the premises of the Custodian and to examine the physical platinum and records maintained by the Custodian pursuant to the Custody Agreements. The Trustee has no obligation to monitor the activities of the Custodian other than to receive and review such reports of the platinum held for the Trust by such Custodian and of transactions in platinum held for the account of the Trust made by such Custodian pursuant to the Custody Agreements.

Description of the Custody Agreements

The Trustee has entered into the Custody Agreements with the Custodian on the Trust’s behalf. The Custody Agreements establish the Trust Unallocated Account and the Trust Allocated Account with the Custodian and define the Custodian’s responsibilities to the Trust.

Transfers from the Trust Unallocated Account

The Custodian will arrange for the transfer of platinum from the Trust Unallocated Account only in accordance with the Trustee’s instructions to the Custodian. A transfer of platinum from the Trust Unallocated Account may only be made (1) by transferring platinum to an Authorized Participant’s unallocated account, (2) by transferring platinum to the Trust Allocated Account, (3) the collection of physical platinum from the Custodian at its vault premises or such other location as the Custodian may direct, at the Trust’s expense and risk, (4) delivery of platinum to such location as the Trustee directs, at the Trust’s expense and risk, or (5) by transfer to an account maintained by the Custodian or a third party on an unallocated basis in connection with the sale of platinum or other transfers permitted under the Trust Agreement. Transfers made pursuant to clauses (3) and (4) are anticipated to be made only on an exceptional basis, with transfers under clause (5) to include transfers made in connection with a sale of platinum to pay the Sponsor’s Fee and any extraordinary expenses of the Trust not paid by the Sponsor or on the liquidation of the Trust. Any platinum made available in physical form by the Custodian will be in a form that complies with the rules, regulations, practices, procedures and customs of the LPPM, the Bank of England or any applicable regulatory body that apply to such platinum or in such other form as may be agreed between the Trustee and the Custodian, the combined weight of which will not exceed the number of Ounces the Trustee has instructed the Custodian to debit.

The Custodian shall identify bars of a weight most closely approximating, but not exceeding, the balance in the Trust Unallocated Account and shall transfer such weight from the Trust Unallocated Account to the Trust Allocated Account.

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Right to Refuse Transfers or Amend Transfer Procedures

The Custodian will, where practicable, refuse to accept instructions to transfer platinum to or from the Trust Unallocated Account or the Trust Allocated Account if, in the Custodian’s reasonable opinion, they are or may be contrary to the rules, regulations, practices, procedures and customs of the LPPM or the Bank of England or contrary to any applicable law. The Custodian may amend the procedures for transferring platinum to or from the Trust Unallocated Account or the Trust Allocated Account or impose such additional procedures in relation to the transfer of platinum to or from the Trust Unallocated Account or the Trust Allocated Account where such amendment or imposition is caused by a change in the rules, regulations, practices, procedures and customs of the LPPM or the Bank of England or other applicable regulatory authority. The custodian will, whenever practicable, notify the Trustee and the Sponsor within a commercially reasonable time before the Custodian amends these procedures or imposes additional ones.

Trust Unallocated Account Credit and Debit Balances

No interest will be paid by the Custodian on any credit balance to the Trust Unallocated Account or the Trust Allocated Account. The Trust Unallocated Account may not at any time have a debit or negative balance.

Exclusion of Liability

The Custodian will use reasonable care in the performance of its duties under the Custody Agreements and will only be responsible for any loss or damage suffered by the Trustee or the Trust as a direct result of any negligence, fraud or willful default on its part in the performance of its duties. In the case where platinum is lost or damaged, the Custodian’s liability under the Custody Agreements is further limited to the market value of the platinum credited to the Trust Unallocated Account and the Trust Allocated Account at the time such negligence, fraud or willful default is either discovered by the Custodian or notified to the Custodian by the Trustee.

Indemnity

The Trustee will, solely out of and to the extent of the Trust’s assets, indemnify and keep indemnified the Custodian (on an after-tax basis) on demand against all costs and expenses, damages, liabilities and losses (other than value added taxes and expenses assumed by the Sponsor) that the Custodian may suffer or incur directly or indirectly in connection with the Custody Agreements, except to the extent that such sums are due directly to the Custodian’s negligence, willful default or fraud.

Insurance

The Custodian (or one of its affiliates) will maintain such insurance as it deems appropriate in connection with its custodial and other obligations and will be responsible for all costs, fees and expenses (including any relevant taxes) arising from the insurance policy or policies attributable to its relationship with the Trust. The Trustee and the Sponsor may, subject to confidentiality restrictions, review the details of this insurance coverage from time to time upon reasonable prior notice. In the event the Custodian or one of its affiliates elects to reduce, cancel or not renew the Custodian’s insurance, the Custodian will give the Trustee and the Sponsor written notice of the election within 15 days thereafter.

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Force Majeure

The Custodian will not be liable for any delay in performance or any non-performance of any of its obligations under the Custody Agreements by reason of any cause beyond its reasonable control, including acts of God, war or terrorism or other breakdowns or acts set forth in the Custody Agreements.

Reports

The Custodian will provide the Trustee with reports for each London business day identifying (1) the credits and debits of platinum to the Trust Unallocated Account and the Trust Allocated Account and (2) sufficient information to identify each bar of physical platinum held in the Trust Allocated Account. The Custodian will provide notification to the Trustee on each London business day of (1) each separate transaction transferring platinum to and from the Trust Unallocated Account and the Trust Allocated Account, (2) the amount of platinum transferred to and from the Trust Allocated Account, and (3) the closing balance of platinum in the Trust Unallocated Account and the Trust Allocated Account, and the Custodian will use commercially reasonable efforts to send the notification by 12:00 noon (New York time). For each calendar month, the Custodian will provide the Trustee within a reasonable time after the end of the month a statement of account for the Trust Allocated Account and the Trust Unallocated Account which shall include the opening and closing monthly balances and all transfers to and from the Trust Allocated Account and the Trust Unallocated Account, accompanied by one or more weight lists containing information sufficient to identify each bar of platinum held in the Trust Allocated Account as of the last London Business Day of the calendar month. Under the Custody Agreements, a “business day” generally means any day that is a “London Business Day,” when commercial banks generally and the London platinum market are open for the transaction of business in London.

Transfers into the Trust Unallocated Account

The Custodian will credit to the Trust Unallocated Account the amount of platinum it receives from an Authorized Participant’s unallocated account. Additionally, in the ordinary course, the only platinum the Custodian will accept for credit to the Trust Unallocated Account is platinum that has transferred from an Authorized Participant’s unallocated account or from the Trust Allocated Account.

Termination

The Custody Agreements each have an initial five (5) year term and will automatically renew for successive one (1) year terms unless otherwise terminated. The Trustee, upon instruction from the Sponsor, and the Custodian may each terminate any Custody Agreement for any reason or for no reason upon 90 days’ prior written notice. Each Custody Agreement may also be terminated immediately upon written notice as follows: (1) by the Trustee, if the Custodian ceases to offer the services contemplated by the Custody Agreement to its clients or proposes to withdraw from the platinum bullion business, (2) by the Trustee or the Custodian, if it becomes unlawful for the Custodian or the Trustee to have entered into the agreement or to provide or receive the services thereunder, (3) by the Custodian, if the Custodian determines in its reasonable view that the Trust or the Sponsor is insolvent or faces impending insolvency, or by the Trustee, if the Sponsor determines in its view that the Custodian or the Sponsor is insolvent or faces impending insolvency, (4) by the Trustee, if the Trust is to be terminated, or (5) by the Trustee or the Custodian, if the other Custody Agreement ceases to be in full force and effect.

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If arrangements acceptable to the Custodian for redelivery of the balance in the Trust Unallocated Account or the platinum in the Trust Allocated Account are not made, the Custodian may continue to maintain the Trust Unallocated Account and the Trust Allocated Account and charge for its fees and expenses payable under the Trust Allocated Account Agreement, and, after six months from the termination date, the Custodian may close the Trust Allocated Account and Trust Unallocated Account, sell the Trust’s platinum and account to the Trustee for the proceeds.

Governing Law

The Custody Agreements are governed by English law. The Trustee and the Custodian both consent to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts located in the borough of Manhattan in New York City. Such consent is not required for any person to assert a claim of New York jurisdiction over the Trustee or the Custodian.

Inspection of Platinum

Under the Custody Agreements, the Custodian will allow the Sponsor and the Trustee and their identified representatives, independent public accountants and physical platinum auditors (currently Inspectorate), access to its premises upon reasonable notice during normal business hours, to examine the physical platinum and such records as they may reasonably require to perform their respective duties with regard to investors in Shares. The Trustee agrees that any such access shall be subject to execution of a confidentiality agreement and agreement to the Custodian’s security procedures, and any such audit shall be at the Trust’s expense.

United States Federal Income Tax Consequences

The following discussion of the material United States federal income tax consequences that generally will apply to the purchase, ownership and disposition of Shares by a U.S. Shareholder (as defined below), and certain United States federal income consequences that may apply to an investment in Shares by a Non-U.S. Shareholder (as defined below), represents, insofar as it describes conclusions as to United States federal income tax law and subject to the limitations and qualifications described therein, the opinion of Vedder Price P.C., special United States federal income tax counsel to the Sponsor. The discussion below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and judicial and administrative interpretations of the Code, all as in effect on the date of this prospectus and all of which are subject to change either prospectively or retroactively. The tax treatment of Shareholders may vary depending upon their own particular circumstances. Certain Shareholders (including but not limited to banks, financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders, Shareholders that are partnerships for United States federal income tax purposes, persons holding Shares as a position in a “hedging,” “straddle,” “conversion,” or “constructive sale” transaction for United States federal income tax purposes, persons whose “functional currency” is not the U.S. dollar, or other investors with special circumstances) may be subject to special rules not discussed below. In addition, the following discussion applies only to investors who will hold Shares as “capital assets” within the meaning of Section 1221 of the Code. Moreover, the discussion below does not address the effect of any state, local or foreign tax law on an owner of Shares. Purchasers of Shares are urged to consult their own tax advisers with respect to all federal, state, local and foreign tax law considerations potentially applicable to their investment in Shares.

For purposes of this discussion, a “U.S. Shareholder” is a Shareholder that is:

•	an individual who is treated as a citizen or resident of the United States for United States federal income tax purposes;
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•	a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under applicable Treasury Regulations to be treated as a domestic trust.

A Shareholder that is not (i) a U.S. Shareholder as defined above or (ii) a partnership for United States federal income tax purposes is considered a “Non-U.S. Shareholder” for purposes of this discussion.

Taxation of the Trust

The Sponsor and the Trustee will treat the Trust as a “grantor trust” for United States federal income tax purposes. In the opinion of Vedder Price P.C., special United States federal income tax counsel to the Sponsor, the Trust will be classified as a “grantor trust” for United States federal income tax purposes. As a result, the Trust itself will not be subject to United States federal income tax. Instead, the Trust’s income and expenses will “flow through” to the Shareholders, and the Trustee will report the Trust’s income, gains, losses and deductions to the IRS on that basis. The opinion of Vedder Price P.C. represents only its best legal judgment and is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will agree with the conclusions of counsel’s opinion and it is possible that the IRS or another tax authority could assert a position contrary to one or all of those conclusions and that a court could sustain that contrary position. Neither the Sponsor nor the Trustee will request a ruling from the IRS with respect to the classification of the Trust for United States federal income tax purposes. If the IRS were to assert successfully that the Trust is not classified as a “grantor trust,” the Trust would likely be classified as a partnership for United States federal income tax purposes, which may affect the timing and other tax consequences to the Shareholders.

The following discussion assumes that the Trust will be classified as a “grantor trust” for United States federal income tax purposes.

Taxation of U.S. Shareholders

Shareholders will be treated, for United States federal income tax purposes, as if they directly owned a pro rata share of the underlying assets held in the Trust. Shareholders also will be treated as if they directly received their respective pro rata shares of the Trust’s income, if any, and as if they directly incurred their respective pro rata shares of the Trust’s expenses. In the case of a Shareholder that purchases Shares for cash, its initial tax basis in its pro rata share of the assets held in the Trust at the time it acquires its Shares will be equal to its cost of acquiring the Shares. In the case of a Shareholder that acquires its Shares as part of a creation of a Basket, the delivery of platinum to the Trust in exchange for the underlying platinum represented by the Shares will not be a taxable event to the Shareholder, and the Shareholder’s tax basis and holding period for the Shareholder’s pro rata share of the platinum held in the Trust will be the same as its tax basis and holding period for the platinum delivered in exchange therefor. For purposes of this discussion, and unless stated otherwise, it is assumed that all of a Shareholder’s Shares are acquired on the same date and at the same price per Share. Shareholders that hold multiple lots of Shares, or that are contemplating acquiring multiple lots of Shares, should consult their own tax advisers as to the determination of the tax basis and holding period for the underlying platinum related to such Shares.

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When the Trust sells platinum, for example to pay expenses, a Shareholder will recognize gain or loss in an amount equal to the difference between (a) the Shareholder’s pro rata share of the amount realized by the Trust upon the sale and (b) the Shareholder’s tax basis for its pro rata share of the platinum that was sold. A Shareholder’s tax basis for its share of any platinum sold by the Trust generally will be determined by multiplying the Shareholder’s total basis for its share of all of the platinum held in the Trust immediately prior to the sale, by a fraction the numerator of which is the amount of platinum sold, and the denominator of which is the total amount of the platinum held in the Trust immediately prior to the sale. After any such sale, a Shareholder’s tax basis for its pro rata share of the platinum remaining in the Trust will be equal to its tax basis for its share of the total amount of the platinum held in the Trust immediately prior to the sale, less the portion of such basis allocable to its share of the platinum that was sold.

Upon a Shareholder’s sale of some or all of its Shares, the Shareholder will be treated as having sold the portion or all, respectively, of its pro rata share of the platinum held in the Trust at the time of the sale that is attributable to the Shares sold. Accordingly, the Shareholder generally will recognize gain or loss on the sale in an amount equal to the difference between (a) the amount realized pursuant to the sale of the Shares, and (b) the Shareholder’s tax basis for the portion of its pro rata share of the platinum held in the Trust at the time of sale that is attributable to the Shares sold, as determined in the manner described in the preceding paragraph.

After any sale or redemption of less than all of a Shareholder’s Shares, the Shareholder’s tax basis for its pro rata share of the platinum held in the Trust immediately after such sale or redemption generally will be equal to its tax basis for its share of the total amount of the platinum held in the Trust immediately prior to the sale or redemption, less the portion of such basis which is taken into account in determining the amount of gain or loss recognized by the Shareholder upon such sale.

Maximum 28% Long-Term Capital Gains Tax Rate for U.S. Shareholders Who Are Individuals

Under current law, gains recognized by individuals from the sale of “collectibles,” including platinum, held for more than one year are taxed at a maximum rate of 28%, rather than the current maximum 20% rate applicable to most other long-term capital gains. For these purposes, gain recognized by an individual upon the sale of an interest in a trust that holds collectibles is treated as gain recognized on the sale of collectibles, to the extent that the gain is attributable to unrealized appreciation in value of the collectibles held by the Trust. Therefore, any gain recognized by an individual U.S. Shareholder attributable to a sale of Shares held for more than one year, or attributable to the Trust’s sale of any platinum which the Shareholder is treated (through its ownership of Shares) as having held for more than one year, generally will be taxed at a maximum federal income tax rate of 28%. The federal income tax rates for capital gains recognized upon the sale of assets held by an individual U.S. Shareholder for one year or less or by a taxpayer other than an individual United States taxpayer are generally the same as those at which ordinary income is taxed.

3.8% Tax on Net Investment Income

Certain U.S. Shareholders who are individuals are required to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes capital gains from the disposition of property. This tax is in addition to any capital gains taxes due on such investment income. A similar tax will apply to estates and trusts. U.S. Shareholders should consult their own tax advisers regarding the effect, if any, this law may have on their investment in the Shares.

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Brokerage Fees and Trust Expenses

Any brokerage or other transaction fee incurred by a Shareholder in purchasing Shares will be treated as part of the Shareholder’s tax basis in the underlying assets of the Trust. Similarly, any brokerage fee incurred by a Shareholder in selling Shares will reduce the amount realized by the Shareholder with respect to the sale.

Shareholders will be required to recognize the full amount of gain or loss upon a sale of platinum by the Trust (as discussed above), even though some or all of the proceeds of such sale are used by the Trustee to pay Trust expenses. Shareholders may deduct their respective pro rata shares of each expense incurred by the Trust to the same extent as if they directly incurred the expense. Shareholders who are individuals, estates or trusts, however, may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may deduct certain miscellaneous itemized deductions only to the extent they exceed 2% of adjusted gross income. In addition, such deductions may be subject to phase outs and other limitations under applicable provisions of the Code.

Investment by U.S. Tax-Exempt Shareholders

Certain U.S. Shareholders (“U.S. Tax-Exempt Shareholders”) are subject to United States federal income tax only on their “unrelated business taxable income” (“UBTI”). Unless they incur debt in order to purchase Shares, it is expected that U.S. Tax-Exempt Shareholders should not realize UBTI in respect of income or gains from the Shares. U.S. Tax-Exempt Shareholders should consult their own independent tax advisers regarding the United States federal income tax consequences of holding Shares in light of their particular circumstances.

Investment by Regulated Investment Companies

Mutual funds and other investment vehicles which are “regulated investment companies” within the meaning of Code Section 851 should consult with their tax advisers concerning (i) the likelihood that an investment in Shares may be considered an investment in the underlying platinum for purposes of Code Section 851(b), and (ii) the extent to which an investment in Shares might nevertheless be consistent with preservation of their qualification under Code Section 851. We note that in recent administrative guidance, the IRS stated that it will no longer issue rulings under Code Section 851(b) relating to the determination of whether or not an instrument or position is a “security,” but, instead, intends to defer to guidance from the SEC for such determination.

Investment by Certain Retirement Plans

Section 408(m) of the Code provides that the purchase of a “collectible” as an investment for an IRA, or for a participant-directed account maintained under any plan that is tax-qualified under Section 401(a) of the Code (“Tax Qualified Account”), is treated as a taxable distribution from the account to the owner of the IRA, or to the participant for whom the Tax Qualified Account is maintained, of an amount equal to the cost to the account of acquiring the collectible. Although the IRS has issued at least one private letter ruling which provides that the purchase of Shares by an IRA or a Tax Qualified Account will not constitute the acquisition of a collectible or be treated as resulting in a taxable distribution to the IRA owner or Tax Qualified Account participant under Code Section 408(m), it has not codified this private letter ruling in a Revenue Ruling or other generally applicable guidance. Accordingly, potential IRA or Tax Qualified Account investors are urged to consult with their own professional advisors concerning the treatment of an investment in Shares under Code Section 408(m).

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Taxation of Non-U.S. Shareholders

A Non-U.S. Shareholder generally will not be subject to United States federal income tax with respect to gain recognized upon the sale or other disposition of Shares, or upon the sale of platinum by the Trust, unless (1) the Non-U.S. Shareholder is an individual and is present in the United States for 183 days or more during the taxable year of the sale or other disposition, and the gain is treated as being from United States sources; or (2) the gain is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the United States and certain other conditions are met.

United States Information Reporting and Backup Withholding

The Trustee will file certain information returns with the IRS, and provide certain tax-related information to Shareholders, in connection with the Trust. Each Shareholder will be provided with information regarding its allocable portion of the Trust’s annual income (if any) and expenses. A U.S. Shareholder may be subject to United States backup withholding tax in certain circumstances unless it provides its taxpayer identification number and complies with certain certification procedures. Non-U.S. Shareholders may have to comply with certification procedures to establish that they are not a United States person in order to avoid the information reporting and backup withholding tax requirements.

The amount of any backup withholding will be allowed as a credit against a Shareholder’s United States federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Tax Reform Legislation

Although the timing and nature of U.S. legislative changes is uncertain, based on recent comments made by President Trump’s administration and Congress, the possibility exists that there will be significant tax reform legislation considered by the current Congress and/or in the next several years. Among other things, measures have been proposed that would impact the general tax rates for corporations and individuals, tax rates on investment income, and base broadening including changes to the deduction for interest expense. Overseas property investment may also be impacted by international tax reform. The taxation of investments in pass-through entities may also be altered as a result of tax reform. Congress may enact all or none of these or adopt additional measures not mentioned. Please consult a tax advisor with respect to legislative developments and their effect on an investment in the Shares.

Taxation in Jurisdictions Other Than the United States

Prospective purchasers of Shares that are based in or acting out of a jurisdiction other than the United States are advised to consult their own tax advisers as to the tax consequences, under the laws of such jurisdiction (or any other jurisdiction other than the United States to which they are subject), of their purchase, holding, sale and redemption of or any other dealing in Shares and, in particular, as to whether any value added tax, other consumption tax or transfer tax is payable in relation to such purchase, holding, sale, redemption or other dealing.

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ERISA and Related Considerations

ERISA and/or Code section 4975 impose certain requirements on certain employee benefit plans and certain other plans and arrangements, including individual retirement accounts and annuities, Keogh plans, and certain commingled investment vehicles or insurance company general or separate accounts in which such plans or arrangements are invested (collectively, “Plans”), and on persons who are fiduciaries with respect to the investment of “plan assets” of a Plan. Government plans and some church plans are not subject to the fiduciary responsibility provisions of ERISA or the provisions of section 4975 of the Code, but may be subject to substantially similar rules under other federal law, or under state or local law (“Other Law”).

In contemplating an investment of a portion of Plan assets in Shares, the Plan fiduciary responsible for making such investment should carefully consider, taking into account the facts and circumstances of the Plan and the “Risk Factors” discussed above and whether such investment is consistent with its fiduciary responsibilities under ERISA or Other Law, including, but not limited to: (1) whether the investment is permitted under the Plan’s governing documents, (2) whether the fiduciary has the authority to make the investment, (3) whether the investment is consistent with the Plan’s funding objectives, (4) the tax effects of the investment on the Plan, and (5) whether the investment is prudent considering the factors discussed in this prospectus. In addition, ERISA and Code section 4975 prohibit a broad range of transactions involving assets of a plan and persons who are “parties in interest” under ERISA or “disqualified persons” under section 4975 of the Code. A violation of these rules may result in the imposition of significant excise taxes and other liabilities. Plans subject to Other Law may be subject to similar restrictions.

It is anticipated that the Shares will constitute “publicly offered securities” as defined in the Department of Labor “Plan Asset Regulations,” §2510.3-101 (b)(2) as modified by section 3(42) of ERISA. Accordingly, pursuant to the Plan Asset Regulations, only Shares purchased by a Plan, and not an interest in the underlying assets held in the Trust, should be treated as assets of the Plan, for purposes of applying the “fiduciary responsibility” rules of ERISA and the “prohibited transaction” rules of ERISA and the Code. Fiduciaries of plans subject to Other Law should consult legal counsel to determine whether there would be a similar result under the Other Law.

Allowing an investment in the Trust is not to be construed as a representation by the Sponsor or any of its affiliates, agents or employees that this investment meets some or all of the relevant legal requirements with respect to investments by any particular Plan or that this investment is appropriate for any such particular Plan. The person with investment discretion should consult with the Plan’s attorney and financial advisors as to the propriety of an investment in the Trust in light of the circumstances of the particular Plan, current tax law and ERISA.

Plan of Distribution

In addition to, and independent of the initial purchases by the initial Authorized Participant (described below), the Trust will issue Shares in Baskets to Authorized Participants in exchange for deposits of platinum on a continuous basis. Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Trust, a “purchases,” as such term is used in the Securities Act, will be occurring. Broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, a broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a Basket from the Trust, breaks the Basket down into the constituent Shares and sells the Shares directly to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to designation as an underwriter.

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Investors that purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. We recommend that investors review the terms of their brokerage accounts for details on applicable charges.

Dealers that are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(a)(3) of the Securities Act.

The Sponsor intends to qualify the Shares in states selected by the Sponsor and that sales be made through broker-dealers who are members of FINRA. Investors intending to create or redeem Baskets through Authorized Participants in transactions not involving a broker-dealer registered in such investor’s state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

The initial Authorized Participant purchased [__] Shares, which compose the initial Baskets. The initial Baskets were purchased by the initial Authorized Participant, which was acting as a statutory underwriter in connection with the initial purchase of shares. Authorized Participants will offer Shares at an offering price that will vary, depending on, among other factors, the price of platinum and the trading price of the Shares on the Exchange at the time of offer. Authorized Participants will not receive from the Trust, the Sponsor, the Trustee or any of their affiliates a fee or other compensation in connection with the sale of the Shares, although Authorized Participants may receive commissions/fees from investors who purchase Shares.

The Trust will not bear any expenses in connection with the offering or sales of the Shares.

The offering of Baskets is being made in compliance with Conduct Rule 2810 of FINRA. Accordingly, the Authorized Participants will not make any sales to any account over which it has discretionary authority without the prior written approval of a purchaser of Shares. Authorized Participants will not receive from the Trust or the Sponsor any compensation in connection with an offering of the Shares. Accordingly, there is, and will be, no payment of underwriting compensation in connection with any such offering of Shares in excess of 10% of the gross proceeds of the offering.

Pursuant to a Marketing Services Agreement and Securities Activities and Services Agreement, Foreside Fund Services, LLC (“Foreside”) provides the following services to Sponsor:

•	Reviewing proposed advertising materials and sales literature for compliance with applicable laws and regulations; filing with appropriate regulators those advertising materials and sales literature as required; furnishing to the Sponsor any comments provided by regulators with respect to such materials and using its best efforts to obtain regulators’ approval of such advertising materials and sales literature;
•	Preparing and providing compliance policies and procedures for complying with applicable laws, rules and regulations under the Securities Act and the rules and regulations of any applicable self-regulatory organizations, including FINRA;
•	Consulting with the Trust’s legal counsel when requested in connection with the services provided pursuant to the Marketing Services Agreement;
•	Registering and overseeing supervisory activities of the Sponsor’s FINRA-licensed personnel; and
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•	Preparing and maintaining books and records related to the services provided.

The Shares will trade on the Exchange under the symbol “[__]”

Legal Matters

The validity of the Shares has been passed upon for the Sponsor by Vedder Price P.C., who, as special United States federal income tax counsel to the Sponsor, has also rendered an opinion regarding the material federal income tax consequences relating to the Shares.

License Agreement

On [________], The Bank of New York Mellon granted to the Sponsor of the Trust (the “Licensee”) a perpetual, worldwide, non-exclusive, non-transferable license under The Bank of New York Mellon’s patents and patent applications that cover securitized platinum products solely for the purpose of establishing, operating and marketing any securitized platinum financial product that is sold, sponsored or issued by the Licensee.

LBMA Platinum Price

All references to LBMA Platinum Price AM and PM have been provided for information purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Experts

The financial statements included in this prospectus have been audited by [__], an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information; Incorporation of Certain Information by Reference

The Sponsor has filed on behalf of the Trust a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Trust or the Shares, please refer to the registration statement, which you may inspect, without charge, at the public reference facilities of the SEC at the below address or online at www.sec.gov, or obtain at prescribed rates from the public reference facilities of the SEC at the below address. Information about the Trust and the Shares can also be obtained from the Trust’s website. The internet address of the Trust’s website will be www.graniteshares.com. This internet address is only provided here as a convenience to you to allow you to access the Trust’s website, and the information contained on or connected to the Trust’s website is not part of this prospectus or the registration statement of which this prospectus is part.

The Trust is subject to the informational requirements of the Exchange Act and the Sponsor, on behalf of the Trust, will file quarterly and annual reports and other information with the SEC. The reports and other information can be inspected at the public reference facilities of the SEC located at 100 F Street, NE, Washington, DC 20548 and online at www.sec.gov. You may also obtain copies of such material from the public reference facilities of the SEC at 100 F Street, NE, Washington, DC 20548, at prescribed rates. You may obtain more information concerning the operation of the public reference facilities of the SEC by calling the SEC at 1-800-SEC-0330 or visiting online at www.sec.gov.

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Glossary

In this prospectus, each of the following terms has the meaning set forth below:

“Authorized Participant” – A person who, at the time of submitting to the Trustee an order to create or redeem one or more Baskets (i) is a registered broker-dealer or other securities market participant, (ii) is a DTC Participant, (iii) has in effect a valid Authorized Participant Agreement, and (iv) has established a platinum unallocated account with the Custodian or another LPPM-approved platinum-clearing bank.

“Authorized Participant Agreement” —An agreement entered into by an Authorized Participant, the Sponsor and the Trustee that provides the procedures for the creation and redemption of Baskets.

“Basket” — A block of 15,000 Shares (as such number may be increased or decreased pursuant to the Trust Agreement).

“Basket Amount”— The amount of platinum (measured in Ounces), determined on each Business Day by the Trustee, which Authorized Participants must transfer to the Trust in exchange for a Basket, or will receive in exchange for each Basket surrendered for redemption.

“Book Entry System” — The Federal Reserve Treasury Book Entry System for United States and federal agency securities.

“Business Day” — Any day other than: (i) a day on which the Exchange is closed for regular trading; or (ii) if the order or other transaction requires the receipt or delivery, or the confirmation of receipt or delivery, of platinum in the United Kingdom or some other jurisdiction on a particular day, (A) when the banks are authorized to close in the United Kingdom or in such other jurisdiction or when the London platinum market is closed, or (B) when banks in the United Kingdom or in such other jurisdiction are, or the London platinum market is, not open for a full business day and the order or other transaction requires the execution or completion of procedures which cannot be executed or completed by the close of the business day.

“CFTC” — Commodity Futures Trading Commission, an independent agency with the mandate to regulate commodity futures, options, swaps and derivatives markets in the United States, or any successor governmental agency in the United States.

“Clearing Agency”— Any clearing agency or similar system other than the Book Entry System or DTC.

“Code” — The Internal Revenue Code of 1986, as amended.

“COMEX” — The exchange market on platinum futures contracts operated by Commodity Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc.

“Commodity Exchange Act” or “CEA” — The Commodity Exchange Act of 1936, as amended.

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“Custodian” — The initial Custodian designated by the Trust Agreement, which is ICBC Standard Bank Plc, a public limited company incorporated under the laws of England and Wales, and any substitute or additional custodian appointed by the Trustee at the direction of or as approved by the Sponsor pursuant to the Trust Agreement.

“Custody Agreements”— Collectively, the Trust Unallocated Account Agreement and the Trust Allocated Agreement, which are governed by English law, between the Trustee and the Custodian regarding the custody of the Trust’s platinum.

“DTC” — The Depository Trust Company, a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

“DTC Participant” — An entity that has an account with DTC.

“ERISA”— The Employee Retirement Income Security Act of 1974, as amended.

“Exchange” — NYSE-ARCA.

“Exchange Act” — The Securities Exchange Act of 1934, as amended.

“FINRA” — Financial Industry Regulatory Authority, Inc.

“Foreside” — Foreside Fund Services, LLC, a Delaware limited liability company.

“Good Delivery Platinum Plate or Ingot” —Platinum in plate or ingot form with a minimum fineness and purity of 99.95% weighing between 32.151 and 192.904 troy ounces. One troy ounce equals 31.103 grams meeting the LPPM Good Delivery Standards.

“Indirect Participant” — An entity that has access to the DTC clearing system by clearing securities through, or maintaining a custodial relationship with, a DTC Participant.

“IRA” — Individual retirement account.

“IRS” — Internal Revenue Service.

“LBMA”— The London Bullion Market Association, a trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market.

“LBMA Platinum Price AM” — As of any day, the price of platinum determined in an auction hosted by the LME in the morning of such day (London time).

“LBMA Platinum Price PM” — As of any day, the price of platinum determined in an auction hosted by the LME in the afternoon of such day (London time).

“LME” — The London Metal Exchange. The LME administers and supervises the determination of the LBMA Platinum Prices.

“LPPM” — The London Platinum and Palladium Market. The LPPM is the trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London platinum market.

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“NAV” — Net asset value per Share. See “The Trust — Valuation of Platinum; Computation of Net Asset Value” for a description of how the net asset value of the Trust and the NAV are calculated.

“NFA” is the National Futures Association, a futures association and a self-regulatory organization organized under the CEA and CFTC regulations with the mandate to regulate intermediaries trading in “commodity interests”.

“Non-U.S. Shareholder” — A Shareholder that is not a U.S. Shareholder.

“OTC” — The global Over-the-Counter market for the trading of platinum which consists of transactions in spot, forwards, and options and other derivatives.

“Ounce”— A troy ounce, equal to 31.103 grams or 1.0971428 ounces avoirdupois. “Avoirdupois” is the system of weights used in the U.S. and Great Britain for goods other than precious metals, gems and drugs. In that system, a pound has 16 ounces and an ounce has 16 drams.

“Plan”— Any (a) employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the fiduciary responsibility provisions of ERISA, as set forth in Title I thereof, (b) plan described in Section 4975(e)(1) of the Code that is subject to Section 4975 of the Code, including individual retirement accounts and Keogh plans, (c) entity whose underlying assets include plan assets by reason of a plan’s investment in such entity.

“SEC” — The Securities and Exchange Commission of the United States, or any successor governmental agency in the United States.

“Securities Act” — The Securities Act of 1933, as amended.

“Shareholders”— Owners of beneficial interests in the Shares.

“Shares” — Units of fractional undivided beneficial interest in the net assets of the Trust that are issued by the Trust.

“Sponsor”— GraniteShares LLC, a Delaware limited liability company.

“TOCOM” — The Tokyo Commodity Exchange.

“Tonne” — One metric ton which is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

“Trust” — GraniteShares Platinum Trust, a New York trust formed pursuant to the Trust Agreement.

“Trust Agreement”— The Trust Agreement dated [________], among the Sponsor, The Bank of New York Mellon, the registered and beneficial owners from time to time of Shares and all persons that deposit platinum for creation of Shares under which the Trust is governed.

“Trust Allocated Account” – The loco London account maintained for the Trust by the Custodian pursuant to the Trust Allocated Account Agreement.

“Trust Allocated Account Agreement” – The Allocated Platinum Account Agreement dated as of [_____], 2017 between the Custodian and the Trustee.

“Trust Unallocated Account” – The loco London account maintained for the Trust by the Custodian pursuant to the Trust Unallocated Account Agreement.

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“Trust Unallocated Account Agreement” – The Unallocated Platinum Account Agreement dated as of [_____], 2017 between the Custodian and the Trustee.

“Trustee” — The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York with trust powers.

“U.S. Shareholder” —A Shareholder that is (1) an individual who is treated as a citizen or resident of the United States for United States federal income tax purposes; (2) a corporation (or an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under applicable Treasury Regulations to be treated as a domestic trust.

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GraniteShares Platinum Trust

[__] Shares

PRELIMINARY PROSPECTUS

[__], 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.

Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the Shares pursuant to the prospectus contained in this registration statement.

SEC registration fee (actual)	$[_____]*
NYSE Arca listing fee (actual)	$[_____]*
Auditor’s fees and expenses	$[_____]*
Legal fees and expenses	$[_____]*
Printing expenses	$[_____]*
Miscellaneous expenses	$[_____]*
Total	$[_____]*

* To be provided by amendment.

Item 14.

Indemnification of Directors and Officers.

The Trust Agreement provides that the Sponsor, its members, managers, directors, officers, employees, affiliates and subsidiaries (each, a “Sponsor Indemnified Party”) shall be indemnified from the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and each other agreement entered into by the Sponsor, in furtherance of the administration of the Trust or any actions taken in accordance with the provisions of the Trust Agreement incurred without (i) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such Sponsor Indemnified Party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (ii) reckless disregard on the part of such Sponsor Indemnified Party of its obligations and duties under the Trust Agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such Sponsor Indemnified Party in defending itself against any claim or liability in its capacity as Sponsor.

Item 15.

Recent Sales of Unregistered Securities.

None.

Item 16.

Exhibits and Financial Statement Schedules.

(a)

Exhibit.

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which is incorporated herein by reference.

(b)

Financial Statement Schedules. Not applicable.

Item 17.

Undertakings.

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that: (1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

If the registrant is relying on Rule 430B:

(A)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of ________, State of ______________, on ____________.

GRANITESHARES LLC
Sponsor of the GraniteShares Platinum Trust

By:
Name:	William Rhind
Title:	Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes William Rhind and Benoit Autier, and each of them singly, his true and lawful attorneys-in-fact with full power to sign on behalf of such person, in the capacities indicated below, any and all amendments to this registration statement and any subsequent related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in the name and on behalf of such person, in the capacities indicated below, to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission thereunder, hereby ratifying and confirming the signature of such person as it may be signed by said attorneys-in-fact, or any of them, on any and all amendments to this registration statement or any such subsequent related registration statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities* and on the dates indicated.

Signature	Title	Date
_______________________ William Rhind	Chief Executive Officer and Chief Financial Officer (principal executive officer and principal financial officer)	___________
_______________________ Benoit Autier	Chief Accounting Officer (principal accounting officer)	___________

* The registrant will be a trust and the persons are signing in their capacities as officers of GraniteShares LLC, the Sponsor of the registrant.

 EXHIBIT INDEX

Exhibit No.	Exhibit Description
4.1	Form of Depositary Trust Agreement between GraniteShares LLC, as sponsor, and The Bank of New York Mellon, as trustee
4.2	Form of Authorized Participant Agreement
4.3	Certificate of Shares of the Trust (included as Exhibit A to the Depositary Trust Agreement)
5.1	Opinion of Vedder Price P.C. as to legality*
8.1	Opinion of Vedder Price P.C. as to tax matters*
10.1	Form of Allocated Platinum Account Agreement
10.2	Form of Unallocated Platinum Account Agreement
10.3	Form of Marketing Services Agreement between GraniteShares LLC and Foreside Fund Services, LLC
10.4	Form of License Agreement between The Bank of New York Mellon and GraniteShares LLC*
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Vedder Price P.C. (included in Exhibits 5.1 and 8.1) *
24.1	Power of Attorney (included on signature page to this Registration Statement as filed with the Securities and Exchange Commission on )*

* To be filed with the initial registration statement.